As filed with the Securities and Exchange Commission on October 21, 2008

Commission File No.:

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

(Exact name of registrant as specified in its charter)

Delaware		**47-0810385**
(State or other jurisdiction of incorporation or organization)	**1004 Farnam Street** **Suite 400** **Omaha, Nebraska 68102** **(402) 444-1630**	(IRS Employer Identification Number)

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael J. Draper
Chief Financial Officer
The Burlington Capital Group LLC
1004 Farnam Street
Suite 400
Omaha, Nebraska 68102
(402) 444-1630

(Name, address and telephone number of Agent for Service)

Copies to:

Steven P. Amen
Kutak Rock LLP
1650 Farnam Street
Omaha, Nebraska 68102
Tel: (402) 346-6000
Fax: (402) 346-1148

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: **As soon as practicable after this Registration Statement becomes effective**.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities of an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [ ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [ ]

Calculation of Registration Fee

Title of each class of securities to be registered[1]	Amount to be registered	Proposed maximum offering price per BUC	Proposed maximum aggregate offering price	Amount of registration fee
BUCs representing assigned limited partnership interests	3,378,232	$ 5.08 [2]	$ 17,161,419 [3]	$ 675
Rights to purchase BUCs representing assigned limited partnership interests	3,378,232	N/A	N/A	$0.00[4]

[1] This registration statement relates to (a) non-transferable subscription rights to purchase BUCs representing assigned limited partnership interest in America First Tax Exempt Investors, L.P., or the Registrant, which rights will be issued to holders of BUCs and (b) the BUCs deliverable upon the exercise of the non-transferable subscription rights pursuant to the rights offering. This registration statement also covers any additional number of BUCs as may become issuable pursuant to Rule 416 due to adjustments for changes resulting from stock dividends, stock splits, recapitalizations, mergers, reorganizations, combinations or exchanges or other similar events.

[2] Calculated pursuant to Rule 457(c) based on the high and low sale prices of BUCs on October 16, 2008 as reported by the NASDAQ Global Market.

[3] Represents the aggregate gross proceeds from the exercise of the maximum number of subscription rights that may be issued.

[4] The rights are being issued for no consideration. No separate registration fee is payable pursuant to Rule 457(g).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy these securities be accepted until that registration statement becomes effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.


Subject to completion, dated   , 2008

PROSPECTUS

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

Beneficial Unit Certificates ("BUCs") representing assigned limited partnership interests

Rights to purchase up to 3,378,232 BUCs at $_____ per BUC


We are distributing, at no charge, non-transferable subscription rights to purchase beneficial unit certificates ("BUCs") that represent assigned limited partnership interests in America First Tax Exempt Investors, L.P. to the holders of our BUCs. You will receive one subscription right for every four BUCs you own at the close of business on _____ __, 2008. We are distributing subscription rights exercisable for up to an aggregate of 3,378,232 BUCs. The proceeds from this rights offering will be used to acquire additional tax-exempt mortgage revenue bonds and other investments meeting our investment criteria and for general working capital needs. We expect the gross proceeds from the sale of BUCs through this rights offering to be approximately $[   ] million, assuming full participation.

Each subscription right will entitle you to purchase one BUC at a subscription price of $____ per BUC. BUC holders who exercise their rights in full may over-subscribe for additional BUCs, subject to certain limitations, to the extent BUCs remain available. The subscription rights will expire if they are not exercised by 5:00 p.m., Eastern Time, on _____ __, 2008, unless extended. We may withdraw or terminate the rights offering at any time prior to its expiration upon determination of our general partner. If we withdraw or terminate this rights offering, we will return your subscription price, but without any payment of interest thereon.

You should carefully consider whether to exercise your subscription rights before the expiration of the rights offering period. Unless our general partner withdraws or terminates the rights offering, all exercises of subscription rights will be irrevocable. Our general partner is making no recommendation regarding your exercise of the subscription rights. The subscription rights may not be sold or transferred, except under limited circumstances described herein.

BUCs are listed on the NASDAQ Global Market under the symbol "ATAX" and the BUCs issued in this rights offering will also be listed on the NASDAQ Global Market under the same symbol. On _____ __, 2008, the closing sales price for our BUCs was $___ per BUC.

Investing in our BUCs involves a high degree of risk. See "RISK FACTORS" beginning on page 8 to read about factors you should consider before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved any of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


The date of this prospectus is _____ __, 2008.


You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference herein is accurate only as of its respective date or dates or on the date or dates which are specified in these documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (or the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (or the Exchange Act). When used, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties, and a number of factors could affect our future operating results and financial condition, and could cause our future operating results or financial condition to differ materially from what is expressed in the forward-looking statements contained in this prospectus or any document that is incorporated by reference into this prospectus. Many of these risks and uncertainties are discussed under "RISK FACTORS" in this prospectus or described in reports that we file from time to time with the Securities and Exchange Commission (or the SEC), including our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about our rights offering. The answers are based on selected information from this prospectus and the documents incorporated by reference herein. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about our rights offering. This prospectus and the documents incorporated by reference herein contain more detailed descriptions of the terms and conditions of the rights offering and provide additional information about us and our business, including potential risks related to the rights offering, the BUCs of the Company and our business.

Exercising the rights and investing in our BUCs involves risks. We urge you to carefully read the section entitled "RISK FACTORS" beginning on page 8 of this prospectus and the section entitled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2007, and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to exercise your rights.

What is a rights offering?

A rights offering is a way for us to raise additional capital through the sale of our BUCs that provides our BUC holders the opportunity to participate in the offering, minimizes the dilution of our existing BUC holders' ownership interest in the Company and allows us to avoid the payment of underwriting discounts and commissions that we would have to pay if we sold additional BUCs through an underwriter or placement agent.

Why is the Company conducting the rights offering?

We are making the rights offering to raise additional capital for the Company to use to make additional investments in tax-exempt mortgage revenue bonds and other investments meeting our investment criteria and for general working capital needs. We believe that current market conditions have created significant investment opportunities and, by raising additional capital, we will seek to aggressively pursue those opportunities. We are trying to raise capital in order to execute our growth strategy by taking advantage of the current market conditions.

More specifically, the current credit crisis has severely disrupted the financial markets and, in our view, it has also created significant potential long-term investment opportunities. The evaluation of proper credit spreads and re-pricing of risk is resulting in the opportunity for placing a higher yield on potential investments. Additionally, other significant participants in the multifamily housing debt sector are either reducing their participation in the market or are seeking to downsize their existing portfolio of investments. We believe this is creating opportunities to acquire existing tax-exempt bonds on the secondary market at attractive yields. The ability to acquire existing assets on the secondary market is important as primary market activity, specifically is issuance of new tax-exempt bonds, is currently limited. We believe that having the ability to acquire assets on the secondary market while maintaining the ability and willingness to also participate in primary market transactions will put us in a unique position of strength.

The current credit crisis is also providing the potential for investments in distressed assets. We believe an opportunity exists to acquire distressed bonds at a discount which would allow for the debt to be restructured into viable, current market rate investments. The ability to restructure existing debt together with the ability to improve the operations of the underlying apartment properties through our affiliated property management company, America First Property Management Company, LLC, results in a valuable tax-exempt bond investment which is supported by the valuable collateral and operations of the underlying real property. We believe the Company is uniquely positioned to selectively acquire distressed assets, restructure debt and improve operations thereby creating value to BUC holders in the form of a strong tax-exempt bond investment.

How much money will the Company receive from the rights offering?

If we sell all of the BUCs being offered, the Company will receive proceeds of approximately $__ million in cash, before deducting estimated expenses of the rights offering which are anticipated to be approximately $171,000. See "USE OF PROCEEDS" and "PLAN OF DISTRIBUTION."

How many BUCs will be outstanding after the rights offering?

As of the date of this prospectus, 13,512,928 BUCs were issued and outstanding. If we issue the maximum of 3,378,232 BUCs pursuant to this rights offering, 16,891,160 BUCs will be issued outstanding after the closing of the rights offering.

How does the rights offering work?

We are distributing to holders of our BUCs as of 5:00 p.m. Eastern Time on _____ __, 2008 (the "record date"), at no charge, subscription rights to purchase BUCs. You will receive one subscription right for every four BUCs you owned at the close of business on the record date. Each subscription right issued to you will be evidenced by a rights certificate and will give you the right to purchase one BUC for $_____. In addition to this basic subscription privilege, each right carries an over-subscription privilege which is described below. If you choose to exercise a subscription right, you irrevocably agree to purchase one BUC from us at the subscription price on a closing date that we establish for the rights offering. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. See "THE RIGHTS OFFERING—Subscription Privileges."

How many BUCs may I purchase if I exercise my rights?

We are granting to you, as a BUC holder of record on the record date, one subscription right for every four BUCs you owned at the close of business on the record date. If the number of BUCs you owned on the record date is not evenly divisible by four, the number of subscription rights granted to you will be based on the highest number of BUCs owned by you that is divisible by four. Each right contains a basic subscription privilege to acquire one BUC for $_____ . As a result, you will be able to purchase a number of additional BUCs in the rights offering which is equal to 25% of the BUCs you owned on the record date, rounded down to the nearest whole number of BUCs. In addition, each right includes an over-subscription privilege which may allow you to purchase additional BUCs.

What is the over-subscription privilege?

The over-subscription privilege of each right entitles you, if you have fully exercised your basic subscription privilege, to subscribe (at the same subscription price per BUC) for an additional number of BUCs not to exceed the number of BUCs for which you subscribed under your basic subscription privilege if any BUCs are not purchased by other holders of subscription rights under their basic subscription privileges as of the expiration date of the rights offering ("unsubscribed BUCs"). The oversubscription privilege for each BUC holder seeking to exercise it will be limited on a pro rata basis if BUC holders exercise their oversubscription privileges for more than the total number of unsubscribed BUCs. See "THE RIGHTS OFFERING—Subscription Privileges."

What if there is an insufficient number of BUCs to satisfy the over-subscription requests?

If there is an insufficient number of BUCs available to fully satisfy the over-subscription requests of rights holders, rights holders who exercised their over-subscription privilege will receive the available BUCs pro rata based on the number of BUCs each subscription rights holder has subscribed for under the over-subscription privilege. Any excess subscription payments will be returned, without interest or deduction, promptly after the expiration of the rights offering. See "THE RIGHTS OFFERING—Subscription Privileges."

What is the subscription price of BUCs in the rights offering?

The subscription price for a subscription right is $_____ per BUC. Based on the Company's current rate of annual cash distributions of $0.54 per BUC, the subscription price would result in a yield of [   ]% per annum as long as the Company maintains this rate of cash distributions. Substantially all of the Company's income allocated to BUC holders is exempt from federal income taxation.

How was the subscription price of $_____ per BUC determined?

Our general partner determined the subscription price after considering the likely cost of capital from other sources, the price at which our BUC holders might be willing to participate in the rights offering, and historical and current trading prices for our BUCs. On _____ __, 2008, the closing price of per BUC on the NASDAQ Global Market was $___. Our general partner did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price for the offering. The subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, income, losses, financial condition, net worth or any other established criteria used to value securities. You should not consider the subscription price to be an indication of the fair value of the BUCs offered in the rights offering. See THE RIGHTS OFFERING—Determination of Subscription Price."

Has our general partner made a recommendation to BUC holders regarding the exercise of rights under the rights offering?

No. Our general partner has not made, and will not make, any recommendation to BUC holders regarding the exercise of rights under the rights offering and we have not requested or received a fairness opinion with respect to the offering. You should make an independent investment decision about whether to exercise your rights. BUC holders who exercise rights will risk investment loss on new money invested. We cannot assure you that the market price for our BUCs will remain above the subscription price or that anyone purchasing BUCs at the subscription price will be able to sell those BUCs in the future at the same price or a higher price. If you do not exercise your rights, you will lose any value represented by your rights and your percentage ownership interest in the Company will be diluted. For more information on the risks of participating in the rights offering, see the section of this prospectus entitled "RISK FACTORS."

Am I required to exercise all of the rights I receive in the rights offering?

No. You may exercise any number of your rights, or you may choose not to exercise any rights. If you do not exercise any rights, the number of BUCs you own will not change. However, because BUCs are expected to be purchased by other BUC holders in the rights offering, your percentage ownership in the Company will be diluted if you do not fully exercise your rights.

How soon must I act to exercise my rights?

The rights may be exercised only during a very limited period beginning on the date of this prospectus through the expiration date, which is _____ __, 2008, at 5:00 p.m., Eastern Time, unless extended by us. If you elect to exercise any rights, the subscription agent must actually receive all required documents and payments from you or your broker or nominee at or before the end of the [ ]-day subscription period.

Although we have the option of extending the expiration date of the subscription period, the general partner does not currently intend to do so. If our general partner elects to extend the completion of the rights offering, we will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the next business day after the most recently announced expiration of the rights offering.

May I transfer my rights?

No. Should you choose not to exercise your subscription rights, you may not sell, give away or otherwise transfer your subscription rights. Subscription rights will, however, be transferable by operation of law (for example, upon the death of the recipient). See "THE RIGHTS OFFERING—Non-transferability of the Subscription Rights."

Will the rights be listed on a stock exchange or national market?

The rights themselves will not be listed on the NASDAQ Global Market or any other stock exchange or national market. Our BUCs will continue to be listed on the NASDAQ Global Market under the symbol "ATAX," and the BUCs issued in connection with the rights offering will be listed on the NASDAQ Global Market.

Will we require subscriptions for a minimum number of BUCs to complete the rights offering?

No. We may complete the rights offering no matter how few subscriptions are received.

Can the general partner withdraw, terminate, amend or extend the rights offering?

Yes. The period for exercising your subscription rights may be extended by our general partner, although it does not presently intend to do so. Our general partner may withdraw or terminate the rights offering in its sole discretion at any time on or before the expiration of the rights offering for any reason (including, without limitation, a change in the market price of our BUCs). In the event that the rights offering is withdrawn or terminated, all funds received from subscriptions by BUC holders will be returned. Interest will not be payable on any returned funds. We also reserve the right to amend the terms of the rights offering.

How do I exercise my rights? What forms and payment are required to purchase BUCs?

If you wish to participate in the rights offering, you must take the following steps before 5:00 p.m., Eastern Time, on _____ __, 2008, unless extended, unless your BUCs are held by a broker, dealer or other nominee:

- deliver a properly completed rights certificate to American Stock Transfer & Trust Company, who is the subscription agent for this rights offering and

- deliver payment in full for the exercise of your basic subscription rights and over-subscription rights to the subscription agent by cashier's or certified check drawn on a United States bank, or a postal or telegraphic money order, made payable to "American Stock Transfer & Trust Company, as Subscription Agent" or by wire transfer of immediately available funds to the subscription account maintained by the subscription agent at

> JP Morgan Chase
> 55 Water Street
> New York, NY 10005
> ABA # 021000021
> Acct # 323-059953
> Reference: American Stock Transfer FBO America First Tax Exempt Investors L.P.

If you send a payment that is insufficient to purchase the number of BUCs you requested, or if the number of BUCs you requested is not specified in the forms, the payment received will be applied to exercise your basic subscription privilege. Unless you have specified the number of BUCs you wish to purchase upon exercise of your over-subscription privilege, any payment in excess of that required to exercise your basic subscription privilege will be refunded. If the payment exceeds the subscription price for the full exercise of the basic and over-subscription privileges (to the extent specified by you), the excess will be refunded. You will not receive interest on any payments refunded to you under the rights offering. See "THE RIGHTS OFFERING—How to Exercise Your Rights."

What should I do if I want to participate in the rights offering but my BUCs are held in the name of my broker or other nominee?

If you hold BUCs through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled "Beneficial Owner Election Form." You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. You should contact your broker, custodian bank or other nominee if you believe you are entitled to participate in the rights offering but you have not received this form. "THE RIGHTS OFFERING— Beneficial Owners."

When will my new BUCs be issued?

If you purchase BUCs in the rights offering, we will issue your new BUCs promptly after the closing of the rights offering. BUCs will be issued in record form only and no physical certificates for BUCs will be delivered.

After I send in my payment and rights certificate, may I change or cancel my exercise of rights?

No. Unless our general partner withdraws or terminates the rights offering, all exercises of rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your rights. You should not exercise your rights unless you are certain that you wish to purchase additional BUCs at a price of $_____ per BUC.

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights means buying additional BUCs and this decision should be considered as carefully as you would consider any other investment. You should carefully read the section entitled "RISK FACTORS" beginning on page 8 of this prospectus and the section entitled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2007, and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to exercise your rights.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, we will promptly instruct the subscription agent to return your payment in full. If you own BUCs in "street name," it may take longer for you to receive payment because the subscription agent will send payments through the record holder of your BUCs. Any funds returned will be returned without interest or deduction.

What fees or charges apply if I purchase BUCs?

We are not charging any fee or sales commission to issue rights to you or to issue BUCs to you if you exercise your rights. We will pay all fees charged by the information agent and the subscription agent. If you exercise your rights through your broker, bank or other nominee holder of your BUCs, you are responsible for paying any fees your nominee holder may charge you.

What are the U.S. federal income tax consequences of exercising rights?

A holder of BUCs should not recognize income or loss for United States federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your tax advisor as to the particular consequences to you of the rights offering. For a detailed discussion, see "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES."

To whom should I send my forms and payment?

If your BUCs are held in the name of a broker, dealer or other nominee, then you should send your subscription documents, rights certificate and payment to that record holder in accordance with the instructions you receive from that record holder. If you are the record holder, then you should send your subscription documents, rights certificate and payment by hand delivery, first class mail, or courier service to the subscription agent whose address and contact information is on page 18. You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. We urge you to act quickly to allow sufficient time for delivery of your subscription materials to the subscription agent.

Whom should I contact if I have other questions?

If you have other questions or need assistance, please contact the information agent, Georgeson, at:

Holders call toll free (xxx) xxx-xxxx

Banks & Brokers call (212) 440-9800

FOR A COMPLETE DESCRIPTION OF THE RIGHTS OFFERING, SEE "THE RIGHTS OFFERING" BEGINNING ON PAGE 15.

PROSPECTUS SUMMARY

The following summary provides an overview of selected information and does not contain all of the information that you should consider before investing in the securities offered by this prospectus. Therefore, you should also read the more detailed information set out in this prospectus, including the risk factors and the consolidated financial statements and related notes incorporated by reference into this prospectus. All references to "we," "us" or "the Company" mean America First Tax Exempt Investors, L.P.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

Our Business

America First Tax Exempt Investors, L.P. was formed on April 2, 1998 under the Delaware Revised Uniform Limited Partnership Act for the purpose of acquiring, holding, selling and otherwise dealing with a portfolio of federally tax-exempt mortgage revenue bonds which have been issued to provide construction and/or permanent financing of multifamily residential properties. Our general partner is America First Capital Associates Limited Partnership Two, whose general partner is The Burlington Capital Group LLC ("Burlington"). Since 1984, Burlington has specialized in the management of investment funds, many of which were formed to acquire real estate investments such as tax-exempt mortgage revenue bonds, mortgage securities and multifamily real estate properties.

As of June 30, 2008, the Company owned 19 tax-exempt mortgage revenue bonds, which were issued to finance 17 apartment properties located in the states of Florida, Indiana, Iowa, South Carolina, Kansas, Texas, Nebraska and Kentucky containing a total of 2,831 rental units and a 142-bed student housing facility in Nebraska. Each of these mortgage revenue bonds provides for the payment of fixed-rate interest to the Company. Additionally, eight of the bonds also provide for the payment of contingent interest based on net cash flow and net capital appreciation of the underlying real estate properties. As a result, these mortgage revenue bonds provide the Company with the potential to participate in future increases in the cash flow generated by the financed properties, either through operations or from their ultimate sale.

To facilitate its investment strategy of acquiring additional tax-exempt mortgage bonds secured by multifamily apartment properties, the Company may acquire ownership positions in apartment properties that it expects to ultimately sell in a syndication of Low Income Housing Tax Credits under Section 42 of the Internal Revenue Code ("LIHTCs"). The Company's plan is to provide tax-exempt mortgage financing to the new property owners at the time of the LIHTC syndication. At the time the Company acquires direct interest in such a property, management will generally expect that the LIHTC syndication will occur within 36 months and will generally coincide with the expiration of the compliance period relating to LIHTCs previously issued with respect to the property. The Company will not acquire LIHTCs in connection with these transactions. Wholly-owned subsidiaries of the Company currently hold limited partnership interests in seven entities that own apartment properties located in Ohio, Kentucky and Virginia containing a total of 668 rental units. In addition, a Company subsidiary is under contract to acquire a limited partnership interest in a partnership that owns a 128-unit apartment complex in Georgia.

Eight of the 17 properties which collateralize the bonds owned by the Company and each of the properties in which a Company subsidiary holds an ownership position are managed by America First Properties Management Company L.L.C., an affiliate of Burlington. Our general partner believes that this relationship provides greater insight and understanding of the underlying property operations and the property's ability to meet debt service obligations on the Company's tax-exempt mortgage bonds.

The Company is organized as a Delaware limited partnership. This structure allows it to combine limited liability with the pass-through income features of a partnership. As a result, the federally tax-exempt interest received by the Company from its mortgage revenue bonds remains federally tax-exempt when the Company allocates this income to BUC holders. Absent the impact of capital gains and losses and taxable mortgage loans, virtually all of our net income allocated to BUC holders for the three years ended December 31, 2007 and six months ended June 30, 2008 was federally tax-exempt.

We use our combination of real estate and tax-exempt investment expertise to select and manage our investments and to develop financing opportunities. Our management team has an average of 17 years of experience in the industry.

Investment Types

Tax-Exempt Mortgage Revenue Bonds. The Company invests in tax-exempt mortgage revenue bonds that are secured by a first mortgage or deed of trust on multifamily apartment projects. Each of these bonds bears interest at a fixed annual base rate. Eight of the bonds also provide for the payment of contingent interest which is payable out of the net cash flow and net capital appreciation of the underlying apartment properties. As a result, the amount of interest earned by the Company from its investment in tax-exempt mortgage revenue bonds is a function of the net operating income generated by the properties collateralizing the tax-exempt mortgage revenue bonds. Net operating income from a multifamily residential property depends on the rental and occupancy rates of the property and the level of operating expenses.

Other Tax Exempt Securities. The Company may invest in other types of tax-exempt securities that may or may not be secured by real estate. These tax-exempt securities must be rated in one of the four highest rating categories by at least one nationally recognized securities rating agency and may not represent more than 25% of our assets at the time of acquisition.

Taxable Mortgage Loans. The Company may also make taxable mortgage loans secured by multifamily properties which are financed by tax-exempt mortgage revenue bonds that it holds.

Other Investments. While the Company generally does not seek to acquire equity interests in real property as long-term or permanent investments, it may acquire apartment complexes securing its revenue bonds or taxable mortgage loans through foreclosure in the event of a default. In addition, as part of its growth strategy, the Company may acquire direct or indirect interests in apartment complexes on a temporary basis in order to position itself for a future investment in tax-exempt mortgage revenue bonds issued to finance the acquisition or substantial rehabilitation of such apartment complexes by a new owner. A new owner would typically seek to obtain low income housing tax credits ("LIHTCs") in connection with the issuance of the new tax-exempt bonds, but if LIHTCs had previously been issued for the property, such a restructuring could not occur until the expiration of a 15-year compliance period for the initial LIHTCs. The Company may acquire an interest in such apartment properties prior to the end of the LIHTC compliance period. After the LIHTC compliance period, the Company would expect to sell such a property to a new owner which could syndicate new LIHTCs and seek tax-exempt bond financing on the property which the Company could acquire. Such restructurings will generally be expected to occur within 36 months of the acquisition by the Company of an interest in a property. The Company will not acquire LIHTCs in connection with these transactions.

Business Objectives

The Company was formed for the primary purpose of acquiring, holding, selling and otherwise dealing with a portfolio of federally tax-exempt mortgage revenue bonds which have been issued to provide construction and/or permanent financing of multifamily residential apartments. The Company's business objectives are to:

- Preserve and protect its capital;

- Provide regular cash distributions to BUC holders; and

- Provide a potential for an enhanced federally tax-exempt yield as a result of a participation interest in the net cash flow and net capital appreciation of the underlying real estate properties financed by the tax-exempt mortgage revenue bonds.

The Market Opportunity

There is a significant unmet demand for affordable multifamily housing in the United States. According to recent United States Department of Housing and Urban Development ("HUD") reports, there are approximately 5.5 million American households in need of quality affordable housing. The types of revenue bonds in which we invest offer developers of affordable housing a low-cost source of construction and permanent debt financing for these types of properties. Investors purchase these bonds at low interest rates because the income paid on these bonds is exempt from federal income taxation. The interest savings made possible by the tax exemption is passed on to renters through reduced housing costs. The National Council of State Housing Agencies Fact Sheet and HUD have captured some key scale metrics and opportunities of this market.

- HUD has provided over 1.0 million lower-income Americans with affordable rental housing opportunities;

- Housing Finance Agencies ("HFAs") use multifamily tax-exempt housing bonds to finance an additional 130,000 apartments each year;

- The President has a stated goal in 2002 to provide 5.5 million minority households with quality affordable housing by the end of the decade; and

- The availability of tax-exempt bond financing for affordable multifamily housing to be owned by private, for-profit developers in each state in each calendar year is limited by the statewide volume cap distributed as described in Section 146 of the Code. In 2000, Congress increased this private activity bond cap by 50% and indexed it to inflation. The passage of the Housing Assistance Tax Act of 2008 provides for a $0.20 per capita housing credit increase for 2008-09 and increases the small state minimum by 10% for the same years.

In addition to tax-exempt revenue bonds, the federal government promotes affordable housing through the use of LIHTCs for affordable multifamily rental housing. Under this program, developers that receive an allocation of private activity bonds will also receive an allocation of federal LIHTCs as a method to encourage the development of affordable multifamily housing. The LIHTCs are used for nearly 90% of the country's new affordable rental housing.

In addition, to receive federal LIHTCs, a property must either be newly constructed or substantially rehabilitated and, therefore, may be less likely to become functionally obsolete in the near term than an older property. There are various requirements in order to be eligible for federal LIHTCs, including rent and tenant income restrictions. The National Council of State Housing Agencies Fact Sheet and HUD have captured some key scale metrics and opportunities of this market.

- LIHTCs have helped finance approximately two million apartments for low-income families since Congress created it in 1986 and helps finance 130,000 more apartments each year;

- HUD has a stated goal to expand affordable rental housing by 1.4 million units through the LIHTC, CDBG, HOME, HOPWA, and IHBG funds by FY 2011; and

- Each state's annual LIHTC allocation is capped. These state allocation caps are indexed to inflation. The 2008 cap is $2.00 times state population, with a state minimum of $2,325,000.

The passage of the Housing Assistance Tax Act of 2008 provides significant benefits to the multifamily housing industry. Many of the limits on credit and bond issuances have been increased while other provisions are now less onerous to owners, developers and bond investors. These changes make investing in multifamily housing more attractive and, therefore, are likely to provide better investing opportunities in accordance with our investment criteria.

The current credit crisis has severely disrupted the financial markets and, in our view, it has also created significant potential long-term investment opportunities. The evaluation of proper credit spreads and re-pricing of risk is resulting in the opportunity for placing a higher yield on potential investments. Additionally, other significant participants in the multifamily housing debt sector are either reducing their participation in the market or are seeking to downsize their existing portfolio of investments. We believe this is creating opportunities to acquire existing tax-exempt bonds on the secondary market at attractive yields. The ability to acquire existing assets on the secondary market is important as primary market activity, specifically is issuance of new tax-exempt bonds, is currently limited. We believe that having the ability to acquire assets on the secondary market while maintaining the ability and willingness to also participate in primary market transactions will put us in a unique position of strength.

The current credit crisis is also providing the potential for investments in distressed assets. We believe the Company is in a unique position to acquire distressed bonds at a discount which would allow for the debt to be restructured into viable, current market rate investments. The ability to restructure existing debt together with the ability to improve the operations of the underlying apartment properties through our affiliated property management company, America First Property Management Company, LLC, results in a valuable tax-exempt bond investment which is supported by the valuable collateral and operations of the underlying real property. We believe the Company is uniquely positioned to selectively acquire distressed assets, restructure debt and improve operations thereby creating value to BUC holders in the form of a strong tax-exempt bond investment.

Business Strategy

We are pursuing a business strategy of acquiring additional tax-exempt mortgage revenue bonds on a leveraged basis in order to:

- Increase the amount of tax-exempt interest available for distribution to our BUC holders;

- Reduce risk through asset diversification and interest rate hedging; and

- Achieve economies of scale.

We are pursuing this growth strategy by investing in additional tax-exempt mortgage revenue bonds and related investments, taking advantage of attractive financing structures available in the tax-exempt securities market and entering into interest rate risk management instruments.

In executing our growth strategy, we expect to invest primarily in bonds issued to provide affordable rental housing, but may also consider bonds issued to finance student housing projects and housing for senior citizens. The four basic types of multifamily housing revenue bonds which we may acquire as investments are as follows:

- Private activity bonds issued under Section 142(d) of the Internal Revenue Code of 1986, as amended (the "Code");

- Bonds issued under Section 145 of the Code by not-for-profit entities qualified under Section 501(c) 3 of the Code;

- Essential function bonds issued by a public instrumentality to finance an apartment property owned by such instrumentality; and

- Existing "80/20 bonds" that were issued under section 103(b)(4)(A) of the Internal Revenue Code of 1954.

The private activity housing bonds that we evaluate for acquisition will be issued in conjunction with the syndication of LIHTCs by the owner of the financed apartment project. Additionally, we may acquire ownership interests in properties with the ultimate goal of restructuring the property ownership through a syndication of LIHTCs with the Company providing the tax-exempt bond financing to the new ownership.

Financing Arrangements

We may finance the acquisition of additional tax-exempt mortgage revenue bonds through the reinvestment of cash flow, the issuance of additional BUCs, or securitization financing using our existing portfolio of tax-exempt mortgage revenue bonds. Our operating policy is to use securitizations or other forms of leverage to maintain a level of debt financing between 40% and 60% of the total market value of its mortgage bond portfolio. On July 3, 2008, the Company closed a new Tender Option Bond ("TOB") credit facility with Bank of America. Upon the closing of the TOB facility, outstanding debt financing related to the Company's $147.4 million par value bond investment portfolio totaled approximately $76.7 million representing approximately 52% of the par value of its mortgage bond portfolio.

As noted above, our principal source of debt financing is provided under a TOB program sponsored by Bank of America, N.A. Under this financing arrangement, the Company placed 11 of its tax-exempt mortgage revenue bonds having an aggregate principal balance of $95.1 million into trusts (the "TOB Trusts") created between Bank of America and Deutsche Bank Trust Company Americas, as trustee. The TOB Trusts issued senior securities (known as "Floater Certificates") to unaffiliated institutional investors and subordinated residual interest securities (known as "Inverse Certificates") to the Company. Net proceeds generated from the sale of the Floater Certificates were applied by the Company to the repayment of our previous tender option bond financing that we obtained through the Merrill Lynch "P-Float" program. The holders of the Floater Certificates issued by each TOB Trust are entitled to receive regular payments of interest from the TOB Trust at a variable rate which resets periodically and reflects prevailing short-term tax-exempt rates. Payment of interest on a TOB Trust's Floater Certificates is made on designated interest payment dates prior to any payments of interest on the Inverse Certificates issued by such TOB Trust. As the holder of Inverse Certificates, the Company is entitled to receive the balance of the interest received by such TOB Trust on the tax-exempt bonds held by it remaining available on interest payment dates after the payment of all interest due on the Floater Certificates issued by the TOB Trust and the expenses of the TOB Trust, including various fees. Accordingly, the amount of interest paid to the Company on its Inverse Certificates is expected to vary over time, and could be eliminated altogether, due to fluctuations in the short-term interest rate payable on the Floater Certificates, expenses and other factors. The TOB Trust arrangement, in essence, provides the Company with long-term financing of its portfolio of tax-exempt mortgage revenue bonds at short-term tax-exempt rates. We retain a call option on the Floater Certificates which allows the Company to collapse the TOB Trust at any time. By retaining this level of control over the underlying tax-exempt mortgage revenue bonds, the Company is able to account for this transaction as secured variable-rate borrowing.

Bank of America serves as liquidity provider to the TOB Trusts and if it is not fully reimbursed for funds advanced by it to make interest payments on the Floater Certificates or to redeem Floater Certificates that are tendered under the terms of the TOB Trust agreement, the Company is required to reimburse Bank of America for any such shortfalls. The Company is also obligated to pay various fees to Bank of America. In order to secure these obligations, the Company is required to pledge cash or certain highly-rated securities as collateral. As security for the TOB facility, the Company has pledged all of its Inverse Certificates, five additional tax-exempt mortgage bonds with an aggregate principal balance of $45.9 million and certain taxable mortgage loans made by it to the owners of apartment properties financed with tax-exempt mortgage revenue bonds held by it to secure its obligations under these arrangements. The Company may be required to provide collateral during the term of the TOB Trusts due to variations in interest rates and in the value of the collateral provided by it and of the tax-exempt mortgage revenue bonds held by the TOB Trusts.

In connection with the new TOB facility, on July 7, 2008, the Company entered into agreements with US Bank, N.A. to terminate two interest rate cap derivatives and to acquire a new interest rate cap derivative. The two terminated interest rate cap derivatives had a total notional value of $20.0 million and an effective cap rate before remarketing, credit enhancement, liquidity and trustee fees of 4.0% per annum. The newly acquired interest rate cap derivative has a notional value of $60.0 million and an effective cap rate before remarketing, credit enhancement, liquidity and trustee fees of 2.5% per annum. After considering the current TOB facility fees, the new interest rate cap derivative caps $60.0 million of the Company's variable rate debt at an effective rate of 4.15% per annum thus reducing the Company's exposure to significant increases in the variable interest rate paid on its TOB facility. The Company received payment from US Bank for termination of the two interest rate cap derivatives totaling $54,000 and paid US Bank $985,000 for the new interest rate cap derivative.

In addition to this tender option bond financing, the Company has $26.5 million of mortgage debt related to apartment properties in Ohio, Kentucky and Virginia owned by seven limited partnerships of which wholly-owned subsidiaries of the Company are the 99% limited partners.

Distribution Policy

We currently make cash distributions to our BUC holders on a quarterly basis, but may make distributions on a monthly or semi-annual basis at the discretion of our general partner. Regardless of the distribution period selected, cash distributions must be made within 60 days of the end of each such period. The amount of any cash distribution is also determined by our general partner and depends on the amount of base and contingent interest received on our revenue bonds and other investments, our financing costs which are affected by the interest rate we pay on our variable rate debt financing, the amount of cash held in our reserve and other factors. During the year ended December 31, 2007, we made distributions of $0.54 per BUC and for the six months ended June 30, 2008, we made distributions of $0.27 per BUC.

Executive Compensation

Neither the Company nor its general partner has any employees, executive officers or directors. However, services are provided to us by employees and officers of Burlington, which is the general partner of our general partner. Under the terms of our Partnership Agreement, neither our general partner nor Burlington is allowed to be reimbursed by us for any compensation paid by Burlington to its officers. Accordingly, we do not pay compensation of any nature to the persons who effectively act as our executive officers.

The Board of Managers of Burlington effectively acts as our board of directors. Although Burlington is not a public company and its securities are not listed on any stock market or otherwise publicly traded, its Board of Managers is constituted in a manner that complies with the rules of the SEC and the NASDAQ Stock Market related to public companies with securities listed on the NASDAQ Global Market in order for the Company and its BUCs to comply with these rules. Among other things, a majority of the Board of Managers of Burlington consists of managers who meet the definitions of independence under the rules of the SEC and the NASDAQ Stock Market. These independent managers are Patrick J. Jung, Mariann Byerwalter, Martin M. Massengale, Clayton Yeutter and William S. Carter. During 2007, we paid Burlington a total of $125,736 in order to reimburse it for a portion of the fees it pays to these independent managers. We did not pay any other compensation of any nature to any of the managers of Burlington or reimburse Burlington for any other amounts representing compensation to its Board of Managers.

General Information

We are a Delaware limited partnership. Our general partner is America First Capital Associates Limited Partnership Two, which is a subsidiary of Burlington. Since 1984, Burlington (which was known as America First Companies L.L.C. until 2005) has specialized in the management of investment funds, many of which were formed to acquire real estate investments such as tax-exempt mortgage revenue bonds, mortgage securities and multifamily real estate properties. Burlington maintains its principal executive offices at 1004 Farnam Street, Suite 400, Omaha, Nebraska 68102, and its telephone number is (402) 444-1630.

We do not have any employees of our own. Employees of Burlington, acting through our general partner, are responsible for our operations and we reimburse Burlington for the allocated salaries and benefits of these employees and for other expenses it incurs in running our business operations. In connection with the operation of the Company, our general partner is entitled to an administrative fee in an amount equal to 0.45% per annum of principal amount of the revenue bonds, other tax-exempt investments and taxable mortgage loans held by the Company. Eight of the tax-exempt revenue bonds held by the Company provide for the payment of this administrative fee to the general partner by the owner of the financed property. When the administrative fee is payable by a property owner, it is subordinated to the payment of all base interest to the Company on the tax-exempt revenue bond on that property. Our Partnership Agreement provides that the administrative fee will be paid directly by the Company with respect to any investments for which the administrative fee is not payable by the property owner or a third party. In addition, our Partnership Agreement provides that the Company will pay the administrative fee to the general partner with respect to any foreclosed mortgage bonds.

Our general partner or its affiliates may also earn mortgage placement fees in connection with the identification and evaluation of additional investments that we acquire. Any mortgage placement fees will be paid by the owners of the properties financed by the acquired mortgage revenue bonds out of bond proceeds. The amount of mortgage placement fees, if any, will be subject to negotiation between the general partner or its affiliates and such property owners.

America First Properties Management Company, L.L.C. ("Properties Management") is an affiliate of Burlington that is engaged in the management of apartment complexes. Properties Management currently manages eight of the properties financed by the Company and each of the properties in which a subsidiary holds an ownership position. Properties Management may also seek to become the manager of apartment complexes financed by additional mortgage bonds acquired by the Company, subject to negotiation with the owners of such properties. If the Company acquires ownership of any property through foreclosure of a revenue bond, Properties Management may provide property management services for such property and, in such case, the Company will pay Properties Management its fees for such services.

Our sole limited partner is America First Fiduciary Corporation Number Five, a Nebraska corporation. Our BUCs, which are referred to as "beneficial unit certificates" or "BUCs" in our Partnership Agreement, represent assignments by the sole limited partner of its rights and obligations as a limited partner.

We are a partnership for federal income tax purposes. This means that we do not pay federal income taxes on our income. Instead, all of our profits and losses are allocated to our partners, including the holders of BUCs, under the terms of our Partnership Agreement. In addition, a majority of our income consists of tax-exempt interest income. See " U.S. FEDERAL INCOME TAX CONSIDERATIONS."

Summary Financial Data

The following summary financial data are derived from the Company's audited financial statements for the years ended December 31, 2007, 2006 and 2005 and the Company's unaudited financial statements for the six-month periods ended June 30, 2008 and June 30, 2007. We believe that the unaudited financial statements from which we have derived this data include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly, in all material respects, our results of operations and financial condition as of and for the periods presented. Our financial statements include the results of operations of certain entities which own the apartment properties financed with tax-exempt revenue bonds owned by the Company. Even though the Company does not hold an equity position in these ownership entities, due to the participating interest feature of the tax-exempt mortgage revenue bonds, the entities are deemed to be variable interest entities ("VIEs") of the Company and their financial statements are required to be consolidated with those of the Company under the provisions of FIN 46(R). Financial results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the fiscal year. You should read this summary financial data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our audited financial statements and notes thereto that are included in our Annual Report on Form 10-K for the year ended December 31, 2007 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008, which are incorporated by reference herein.

	As of or for the Six Months Ended June 30, 2008	As of or for the Six Months Ended June 30, 2007	As of or for the Year Ended Dec. 31, 2007	As of or for the Year Ended Dec. 31, 2006	As of or for the Year Ended Dec. 31, 2005
Property revenues	$ 9,311,841	$ 7,084,406	$ 16,280,151	$ 14,187,135	$ 13,891,556
Real estate operating expenses	(5,404,583)	(4,150,972)	(10,057,506)	(8,781,819)	(8,515,626)
Depreciation and amortization expense	(2,515,747)	(1,056,883)	(4,165,117)	(2,486,366)	(2,740,703)
Mortgage revenue bond investment income	2,265,389	1,054,293	3,227,254	1,418,289	1,061,242
Other bond investment income	-	-	-	4,891	73,179
Other interest income	13,854	517,875	751,797	337,008	102,474
Gain (loss) on sale of securities	(68,748)	-	-	-	126,750
Interest expense	(2,399,448)	(1,054,897)	(3,531,192)	(2,106,292)	(1,176,293)
General and administrative expenses	(920,465)	(693,107)	(1,577,551)	(1,575,942)	(2,028,366)
Minority interest	3,526	-	13,030	-	-
Income from continuing operations	285,619	1,700,715	940,866	996,904	794,213
Income from discontinued operations, (including gain on sale of $11,667,246 and $18,771,497 in 2006 and 2005, respectively)	-	-	-	11,779,831	18,770,929
Net income	285,619	1,700,715	940,866	12,776,735	19,565,142
Less: general partners' interest in net income	31,245	84,435	99,451	1,627,305	1,021,216
Unallocated loss related to variable interest entities	(1,514,437)	(1,191,084)	(3,452,591)	3,863,226	1,443,519
Limited partners' interest in net income	$ 1,768,811	$ 2,807,364	$ 4,294,006	$ 7,286,204	$ 17,100,407
Limited partners' interest in net income per unit (basic and diluted):					
Income from continuing operations	$ 0.13	$ 0.25	$ 0.34	$ 0.74	$ 0.58
Income from discontinued operations	-	-	-	-	1.16
Net income, basic and diluted, per unit	$ 0.13	$ 0.25	$ 0.34	$ 0.74	$ 1.74
Distributions paid or accrued per BUC	$ 0.2700	$ 0.2700	$ 0.5400	$ 0.5400	$ 0.8068
Investments in tax-exempt mortgage revenue bonds, at estimated fair value	$ 60,849,952	$ 58,177,478	$ 66,167,116	$ 27,103,398	$ 17,033,964
Real estate assets, net	$ 76,511,099	$ 79,519,044	$ 78,031,621	$ 56,209,929	$ 56,593,086
Total assets	$151,430,606	$160,648,738	$164,879,008	$100,200,189	$111,574,124
Total debt	$ 85,011,372	$ 78,860,000	$ 91,315,000	$ 45,770,000	$ 45,990,000
Net cash provided by operating activities	$ 1,287,101	$ 1,588,067	$ 4,227,023	$ 5,637,095	$ 3,851,827
Net cash provided by (used in) investing activities	$ 1,626,946	$(41,950,040)	$(48,007,185)	$ 6,396,786	$ 23,104,860
Net cash provided by (used in) financing activities	$ (9,894,650)	$ 42,385,064	$ 50,125,180	$ (6,855,558)	$(25,975,424)
Cash Available for Distribution ("CAD")[1]	$ 2,922,987	$ 2,729,398	$ 6,062,931	$ 7,876,824	$ 14,919,367
Weighted average number of BUCs outstanding, basic and diluted	13,512,928	11,453,121	12,491,490	9,837,928	9,837,928

[1] There is no generally accepted methodology for computing CAD, and the Company's computation of CAD may not be comparable to CAD reported by other companies. To calculate CAD, amortization expense related to debt financing costs and bond reissuance costs, Tier 2 Income due to the general partner (as defined below), interest rate cap expense, provision for loan losses, impairments on bonds and losses related to the VIEs of the Company that are consolidated into our financial statements, including the cumulative effect of accounting change, are added back to the Company's net income (loss) as computed in accordance with GAAP. The Company uses CAD as a supplemental measurement of its ability to pay distributions. The Company believes that CAD provides relevant information about its operations and is necessary along with net income (loss) for understanding its operating results. Although the Company considers CAD to be a useful measure of its operating performance, CAD should not be considered as an alternative to net income or net cash flows from operating activities which are calculated in accordance with GAAP.

The following sets forth a reconciliation of the Company's net income as determined in accordance with GAAP and its CAD for the periods set forth.

	For the Six Months Ended June 30, 2008	For the Six Months Ended June 30, 2007	For the Twelve Months Ended December 31, 2007	For the Twelve Months Ended December 31, 2006	For the Twelve Months Ended December 31, 2005
Net income	$ 285,619	$ 1,700,715	$ 940,866	$ 12,776,735	$ 19,565,142
Net (income) loss related to VIEs and eliminations due to consolidation	1,514,437	1,191,084	3,452,591	(3,863,226)	(1,443,519)
Net income before impact of VIE consolidation	$ 1,800,056	$ 2,891,799	$ 4,393,457	$ 8,913,509	$ 18,121,623
Change in fair value of derivatives and interest rate cap amortization	38,328	(117,886)	249,026	210	(364,969)
Depreciation and amortization expense (Partnership only)	1,098,399	13,315	1,478,278	25,605	24,467
Tier 2 Income distributable to the General Partner (2)	(13,796)	(57,830)	(57,830)	(1,062,500)	(3,595,754)
Provision for loan losses	-	-	-	-	734,000
CAD	$ 2,922,987	$ 2,729,398	$ 6,062,931	$ 7,876,824	$ 14,919,367

(2) Net Interest Income representing contingent interest and Net Residual Proceeds representing contingent interest (the "Tier 2 Income") will be distributed 75% to the BUC holders and 25% to our general partner. This adjustment represents the 25% of Tier 2 Income due to the general partner. Transactions during the years ended December 31, 2006 and 2005 resulted in Tier 2 Income of approximately $4.25 million and $14.4 million, respectively.

Partnership Only Financial Information

The following table shows the results of operations for the years ended December 31, 2007, 2006 and 2005 and for the six months ended June 30, 2008 and June 30, 2007 of America First Tax Exempt Investors, L.P. on a stand-alone basis, in each case prior to the consolidation of the VIEs (the "Partnership"). The following information reflects the information used by management to analyze its operations. However, it is not prepared in accordance with GAAP.

	For the Six Months Ended June 30, 2008	For the Six Months Ended June 30, 2007	For the Year Ended Dec. 31, 2007	For the Year Ended Dec. 31, 2006	For the Year Ended Dec. 31, 2005
Revenues					
Mortgage revenue bond investment income	$ 5,118,635	$ 3,909,607	$ 9,379,858	$ 11,633,084	$ 10,168,938
Property revenues	2,184,870	-	2,066,487	-	-
Other bond investment income	-	-	-	4,892	73,179
Gain (loss) on sale of securities	(68,748)	-	-	-	-
Other interest income	69,040	743,511	751,798	983,372	505,032
	$ 7,303,797	$ 4,653,118	$ 12,198,143	$ 12,621,348	$ 10,747,149
Expenses					
Real estate operating (exclusive of items shown below)	1,088,955	-	1,230,695	-	-
Provision for loan losses	-	-	-	-	734,000
Interest expense	2,399,448	1,054,897	3,531,192	2,106,291	2,149,027
Depreciation and amortization expense	1,098,399	13,315	1,478,278	25,605	24,467
General and administrative	920,465	693,107	1,577,551	1,575,942	2,028,366
	$ 5,507,267	$ 1,761,319	$ 7,817,716	$ 3,707,838	$ 4,935,860
Minority interest in net loss of consolidated subsidiary	3,526	-	13,030	-	-
Income from continuing operations	1,800,056	2,891,799	4,393,457	8,913,510	5,811,289
Income from discontinued operations	-	-	-	-	12,310,334
Net Income	$ 1,800,056	$ 2,891,799	$ 4,393,457	$ 8,913,510	$ 18,121,623

RISK FACTORS

The exercise of your subscription rights for BUCs involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the amount of cash distributions we pay on the BUCs may be reduced, the trading price of the BUCs could decline and you may lose all or part of your investment.

Risks Relating to this Rights Offering

The price of our BUCs is volatile and may decline before or after the subscription rights expire.

The market price of our BUCs could be subject to wide fluctuations in response to numerous factors, including factors that have little or nothing to do with us or our performance, and these fluctuations could materially reduce the market price of our BUCs. These factors include, among other things, actual or anticipated variations in our operating results and cash available for distribution, the actual levels of distributions, if any, paid on BUCs, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for similar securities, the number of BUCs outstanding, changes in capital markets that affect the availability of capital to our Company, changes in legislation or governmental regulation, as well as general economic and market conditions, such as recessions. In addition, the stock market historically has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our BUCs.

We cannot assure you that the public trading market price of our BUCs will not decline after you elect to exercise your rights. If that occurs, you may have committed to buy BUCs in the rights offering at a price greater than the prevailing market price and could have an immediate unrealized loss. Moreover, we cannot assure you that, following the exercise of your rights, you will be able to sell your BUCs at a price equal to or greater than the subscription price, and you may lose all or part of your investment in our BUCs. Until BUCs are delivered upon expiration of the rights offering, you will not be able to sell the BUCs that you purchase in the rights offering. We will not pay you interest on funds delivered to the subscription agent pursuant to the exercise of rights.

If the rights offering is consummated, your relative ownership interest may experience significant dilution.

If you do not exercise your subscription rights and BUCs are purchased by other BUC holders in the rights offering, your proportionate ownership interest in the Company will be reduced and the percentage that your original BUCs represent of our expanded equity after exercise of the subscription rights will be diluted. The magnitude of the reduction of your percentage ownership will depend upon the extent to which you and other BUC holders subscribe in the rights offering. If you do not exercise your basic subscription rights and the offering is fully subscribed, you will experience a 20% dilution in your ownership percentage of BUCs.

The subscription rights are not transferable, and there is no market for the subscription rights.

You may not sell, give away or otherwise transfer your subscription rights. The subscription rights are only transferable by operation of law. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional BUCs to realize any value from your subscription rights.

We may withdraw the rights offering.

We may unilaterally withdraw or terminate this rights offering in our discretion until the expiration of the rights offering. If our general partner elects to withdraw or terminate the rights offering, neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return, without interest or penalty, any subscription payments.

The subscription price determined for the rights offering is not an indication of the fair value of our BUCs.

Our general partner determined the subscription price considering the likely cost of capital from other sources, the price at which our BUC holders might be willing to participate in the rights offering, and historical and current trading prices for our BUCs. The subscription price for a subscription right is $_____ per BUC, which is ____% of the closing price of our BUCs on _____ __, 2008. The subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. You should not consider the subscription price to be an indication of the fair value of the BUCs to be offered in the rights offering. After the date of this prospectus, our BUCs may trade at prices above or below the subscription price.

You may not revoke your subscription exercise and could be committed to buying BUCs above the prevailing market price.

Once you exercise your subscription rights, you may not revoke the exercise. The public trading market price of our BUCs may decline before the subscription rights expire. If you exercise your subscription rights and, afterwards, the public trading market price of our BUCs decreases below the subscription price, you will have committed to buying our BUCs at a price above the prevailing market price. Our BUCs are listed on the NASDAQ Global Market under the symbol "ATAX," and the last reported sales price of our BUCs on the NASDAQ Global Market on ____ __, 2008 was $___ per BUC. Moreover, you may be unable to sell your BUCs at a price equal to or greater than the subscription price you paid for such BUCs.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights may be rejected because it may be untimely.

If you desire to purchase BUCs in this rights offering, you must act promptly to ensure that all required forms and subscription payments are actually received by the subscription agent at or prior to 5:00 p.m., Eastern Time, on _____ __, 2008, the expiration of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, we may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. If your exercise is rejected, your payment of the exercise price will be promptly returned. Neither we nor our subscription agent undertakes to contact you concerning, or will attempt to correct, an incomplete or incorrect subscription form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures and to decide all questions as to the validity, form and eligibility (including times of receipt and beneficial ownership). Alternative, conditional or contingent subscriptions will not be accepted. We reserve the absolute right to reject any subscriptions not properly submitted. In addition, we may reject any subscription if the acceptance of the subscription would be unlawful. We also may waive any irregularities (or conditions) in the subscription. If you are given notice of a defect in your subscription, you will have five business days after the giving of notice to correct it. You will not, however, be allowed to cure any defect later than 5:00 p.m., Eastern Time, on the expiration date. We are not obligated to give you notification of defects in your subscription. We will not consider an exercise to be made until all defects have been cured or waived.

Risks Relating to America First Tax Exempt Investors, L.P.

The receipt of interest and principal payments on our tax-exempt mortgage revenue bonds will be affected by the economic results of the underlying multifamily properties.

Although our tax-exempt mortgage revenue bonds are issued by state or local housing authorities, they are not obligations of these governmental entities and are not backed by any taxing authority. Instead, each of these revenue bonds is backed by a non-recourse loan made to the owner of the underlying apartment complex and is secured by a first mortgage lien on the property. Because of the non-recourse nature of the underlying mortgage loans, the sole source of cash to pay base and contingent interest on the revenue bond, and to ultimately pay the principal amount of the bond, is the net cash flow generated by the operation of the financed property and the net proceeds from the ultimate sale or refinancing of the property. This makes our investments in these mortgage revenue bonds subject to the kinds of risks usually associated with direct investments in multifamily real estate. If a property is unable to sustain net cash flow at a level necessary to pay its debt service obligations on our tax-exempt mortgage revenue bond on the property, a default may occur. Net cash flow and net sale proceeds from a particular property are applied only to debt service payments of the particular mortgage revenue bond secured by that property and are not available to satisfy debt service obligations on other mortgage revenue bonds that we hold. In addition, the value of a property at the time of its sale or refinancing will be a direct function of its perceived future profitability. Therefore, the amount of base and contingent interest that we earn on our mortgage revenue bonds, and whether or not we will receive the entire principal balance of the bonds as and when due, will depend to a large degree on the economic results of the underlying apartment complexes.

The net cash flow from the operation of a property may be affected by many things, such as the number of tenants, the rental rates, operating expenses, the cost of repairs and maintenance, taxes, government regulation, competition from other apartment complexes, mortgage rates for single-family housing and general and local economic conditions. In most of the markets in which the properties financed by our bonds are located, there is significant competition from other apartment complexes and from single-family housing that is either owned or leased by potential tenants. Low mortgage interest rates make single-family housing more accessible to persons who may otherwise rent apartments.

In the event of a default on a mortgage revenue bond (or a taxable loan on the same property), we will have the right to foreclose on the mortgage or deed of trust securing the property. If we take ownership of the property securing a defaulted revenue bond or taxable loan, we will be entitled to all net cash flow generated by the property. However, such amounts will no longer represent tax-exempt interest to us.

The value of the properties is the only source of repayment of our tax-exempt mortgage revenue bonds.

The principal of most of our tax-exempt mortgage revenue bonds does not fully amortize over their terms. This means that all or some of the balance of the mortgage loans underlying these bonds will be repaid as a lump-sum "balloon" payment at the end of the term. The ability of the property owners to repay the mortgage loans with balloon payments is dependent upon their ability to sell the properties securing our tax-exempt mortgage revenue bonds or obtain adequate refinancing. The mortgage revenue bonds are not personal obligations of the property owners, and we rely solely on the value of the properties securing these bonds for security. Similarly, if a tax-exempt mortgage revenue bond goes into default, our only recourse is to foreclose on the underlying multifamily property. If the value of the underlying property securing the bond is less than the outstanding principal balance and accrued interest on the bond, we will suffer a loss.

In the event a property securing a tax-exempt mortgage revenue bond is not sold prior to the maturity or remarketing of the bond, any contingent interest payable from the net sale or refinancing proceeds of the underlying property will be determined on the basis of the appraised value of the underlying property. Real estate appraisals represent only an estimate of the value of the property being appraised and are based on subjective determinations, such as the extent to which the properties used for comparison purposes are comparable to the property being evaluated and the rate at which a prospective purchaser would capitalize the cash flow of the property to determine a purchase price. Accordingly, such appraisals may result in us realizing less contingent interest from a tax-exempt mortgage revenue bond than we would have realized had the underlying property been sold.

There are a number of risks related to the construction of multifamily apartment properties that may affect the tax-exempt bonds issued to finance these properties.

Four of the tax-exempt revenue bonds the Partnership currently holds are secured by multifamily apartment properties which are still under construction. The Partnership may acquire additional tax-exempt revenue bonds issued to finance apartment properties in various stages of construction. Construction of such properties generally takes approximately 12 to 18 months. The principal risk associated with construction lending is the risk that construction of the property will be substantially delayed or never completed. This may occur for a number of reasons including (i) insufficient financing to complete the project due to underestimated construction costs or cost overruns; (ii) failure of contractors or subcontractors to perform under their agreements, (iii) inability to obtain governmental approvals; (iv) labor disputes, and (v) adverse weather and other unpredictable contingencies beyond the control of the developer. While the Partnership may be able to protect itself from some of these risks by obtaining construction completion guarantees from developers, agreements of construction lenders to purchase its bonds if construction is not completed on time, and/or payment and performance bonds from contractors, the Partnership may not be able to do so in all cases or such guarantees or bonds may not fully protect it in the event a property is not completed. In other cases, the Partnership may decide to forego certain types of available security if it determines that the security is not necessary or is too expensive to obtain in relation to the risks covered. If a property is not completed, or costs more to complete than anticipated, it may cause the Partnership to receive less than the full amount of interest owed to it on the tax-exempt bond financing such property or otherwise result in a default under the mortgage loan that secures its tax-exempt bond on the property. In such case, the Partnership may be forced to foreclose on the incomplete property and sell it in order to recover the principal and accrued interest on its tax-exempt bond and it may suffer a loss of capital as a result. Alternatively, the Partnership may decide to finance the remaining construction of the property, in which event it will need to invest additional funds into the property, either as equity or as a taxable loan. Any return on this additional investment would not be tax-exempt. Also, if the Partnership forecloses on a property, it will no longer receive tax-exempt interest on the bond issued to finance the property. In addition, the overall return to the Partnership from its investment in such property is likely to be less than if the construction had been completed on time or within budget.

There are a number of risks related to the lease-up of newly constructed or renovated properties that may affect the tax-exempt bonds issued to finance these properties.

Four of the tax-exempt revenue bonds the Partnership currently invests in are secured by affordable multifamily apartment properties which are still under construction. The Partnership may acquire additional tax-exempt revenue bonds issued to finance properties in various stages of construction or renovation. As construction or renovation is completed, these properties will move into the lease-up phase. The lease-up of these properties may not be completed on schedule or at anticipated rent levels, resulting in a greater risk that these investments may go into default than investments secured by mortgages on properties that are stabilized or fully leased-up. The underlying property may not achieve expected occupancy or debt service coverage levels. While the Partnership may require property developers to provide it with a guarantee covering operating deficits of the property during the lease-up phase, it may not be able to do so in all cases or such guarantees may not fully protect the Partnership in the event a property is not leased up to an adequate level of economic occupancy as anticipated.

There is additional credit risk when we make a taxable loan on a property.

Taxable mortgage loans which we make to owners of the properties which secure mortgage revenue bonds held by us are non-recourse obligations of the property owner. As a result, the sole source of principal and interest payments on these taxable loans is the net cash flow generated by these properties or the net proceeds from the sale of these properties. The net cash flow from the operation of a property may be affected by many things as discussed above. If a property is unable to sustain net cash flow at a level necessary to pay current debt service obligations on our taxable loan on such property, a default may occur. In addition, any payment of principal and interest on a taxable loan on a particular property will be subordinate to payment of all principal and interest (including contingent interest) on the mortgage revenue bond secured by the same property. As a result, there may be a higher risk of default on the taxable loans than on the mortgage revenue bonds.

The properties financed by our tax-exempt bonds are not completely insured against damages from hurricanes and other major storms.

Three of the multifamily housing properties financed by tax-exempt bonds held by the Partnership are located in Florida in areas that are prone to damage from hurricanes and other major storms. Due to the significant losses incurred by insurance companies on policies written on properties in Florida damaged by hurricanes, property and casualty insurers in Florida have modified their approach to underwriting policies. As a result, the owners of these Florida properties now assume the risk of first loss on a larger percentage of their property's value. If any of these properties were damaged in a hurricane or other major storm, the losses incurred could be significant and would reduce the cash flow available to pay base or contingent interest on the Partnership's tax-exempt bonds collateralized by these properties. In general, the current insurance policies on these properties carry a 3% deductible on the insurable value of the properties. The current insurable value of the Florida properties is approximately $52.2 million.

The Company may be adversely impacted by economic factors beyond its control and may incur impairment charges to its investment portfolio.

The credit and capital markets have continued to deteriorate. If uncertainties in these markets continue, the markets deteriorate further or the Company experiences deterioration in the values of its investment portfolio, the Company may incur impairments to its investment portfolio which could negatively impact the Company's financial condition, cash flows, and reported earnings.

We may suffer adverse consequences from changing interest rates.

We have financed the acquisition of some of our assets using variable-rate debt financing. The interest that we pay on this financing fluctuates with a specific interest rate index. If the interest rate index increases, our interest expense will increase. This will reduce the amount of cash we have available for distribution and may affect the market value of our BUCs.

An increase in interest rates could also decrease the value of our tax-exempt mortgage bonds. A decrease in the value of our tax-exempt mortgage revenue bonds could cause the debt financing counterparty to demand additional collateral. If additional collateral is not available, the debt financing could be terminated and some or all of the bonds collateralizing such financing may be sold to repay the debt. In that case, we would lose the net interest income from these bonds. A decrease in the value of our tax-exempt mortgage revenue bonds could also decrease the amount we could realize on the sale of our investments and would decrease the amount of funds available for distribution to our BUC holders.

There are risks associated with our participation in a tender option bond financing program.

In order to obtain debt financing, we have securitized many of our tax-exempt mortgage revenue bonds through the Bank of America's tender option bond ("TOB") program. Under this program, we deposit a tax-exempt mortgage revenue bond into various trusts which then issue senior Floater Certificates to institutional investors and a residual interest (known as an Inverse Certificate) to us. Each trust pays interest on its Floater Certificates at a variable rate from the interest payments received by it from its underlying tax-exempt mortgage revenue bonds. The Company, as the holder of Inverse Certificates, is entitled to the amount of interest received by the each TOB trust after the trust has paid the full amount of interest due on the Floater Certificates and all of the expenses of the trust, including various fees to the trustee, remarketing agents and liquidity providers. Payments on Inverse Certificates are subordinate to payments on the Floater Certificates and payment of trust expenses and no party guarantees the payment of any amounts under the Inverse Certificates. As a result, increases in short-term interest rates will reduce the return on the Inverse Certificates and could require the Company to pledge additional collateral to the trust's liquidity providers. If short-term interest rates increase substantially, the Company may not receive any return on its investment in the Inverse Certificates.

A TOB trust can terminate for a number of different reasons relating to defaults or other significant changes affecting the bonds held by a TOB trust and relating to problems with a TOB trust itself, such as a drop in the rating on the Floater Certificates or an increase in short term interest rates in excess of the interest paid on the underlying bonds. If a termination of a TOB trust occurs, the bonds held by the trust may be sold and the proceeds distributed as required by the trust agreement. In that case, the Company may not recover the purchase price of its Inverse Certificates. In certain cases, a termination of a TOB trust will require the trust's liquidity provider to repurchase the Floater Certificates issued by that Trust and if the liquidity provider is not able to fully recover the cost of repurchasing the Floater Certificates from the net proceeds of the sale of the trust's bonds, the Company, as the holder of the trust's Inverse Certificate will be obligated to reimburse the liquidity provider for the difference.

A decline in the value of the bonds held in a TOB trust or other collateral previously pledged by the Company to a trust's liquidity provider may require the Company to pledge additional collateral in order to support its obligations to the liquidity provider. If the Company fails to do so, the TOB trust may terminate and this may cause the Company to lose all or part of its investment in the Inverse Certificates issued by the Trust and the collateral pledged in connection with that trust. Even if a TOB trust does not collapse or terminate as a result of decrease in the value of its bonds, it is possible that it will be necessary to increase the interest rate paid on the Floater Certificates in order to successfully remarket the Floater Certificates and this will result in a lower return on the Inverse Certificates.

By using a TOB program for debt financing, we forego a portion of the interest we would have received on our existing tax-exempt mortgage revenue bonds. If we are unable to reinvest the proceeds from this borrowing in investments that generate a greater amount of interest, the amount of net interest income that we receive may decline.

Our tax-exempt mortgage revenue bonds are illiquid assets and their value may decrease.

The majority of our assets consist of our tax-exempt mortgage revenue bonds. These mortgage revenue bonds are relatively illiquid, and there is no existing trading market for these mortgage revenue bonds. As a result, there are no market makers, price quotations or other indications of a developed trading market for these mortgage revenue bonds. In addition, no rating has been issued on any of the existing mortgage revenue bonds and we do not expect to obtain ratings on mortgage revenue bonds we may acquire in the future. Accordingly, any buyer of these mortgage revenue bonds would need to perform its own due diligence prior to a purchase. As a result, our ability to sell our tax-exempt mortgage revenue bonds, and the price we may receive upon their sale, will be affected by the number of potential buyers, the number of similar securities on the market at the time and a number of other market conditions. As a result, such a sale could result in a loss to us.

There are risks associated with the acquisition of ownership interests in multifamily housing projects in anticipation of future tax-exempt bond financings of these projects.

To facilitate its investment strategy of acquiring additional tax-exempt mortgage bonds secured by multifamily apartment properties, the Company may acquire ownership positions in apartment properties that it expects to ultimately sell in a syndication of Low Income Housing Tax Credits under Section 42 of the Internal Revenue Code ("LIHTCs"). The Company's plan is to provide tax-exempt mortgage financing to the new property owners at the time of the LIHTC syndication after the expiration of the compliance period relating to LIHTCs previously issued with respect to the property. During the time the Company owns an interest, directly or indirectly, in such apartment properties, any net income earned by it from these properties will not be exempt from federal or state income taxation. In addition, there is no assurance that the Company will be able to sell these properties at the end of the LIHTC compliance period or that it will not incur a loss upon the sale of these properties. There is no assurance that the new owners of these properties will be able to obtain tax-exempt bond financing on the properties and, accordingly, the Company may not ultimately be able to acquire additional tax-exempt mortgage revenue bonds as investments through this strategy.

Direct ownership of apartment properties will subject the Company to all of the risks normally associated with the ownership of commercial real estate.

We may acquire ownership of apartment complexes financed by our tax-exempt bonds in the event of a default on such bonds. Additionally, we have acquired indirect interests in several apartment properties in order to facilitate the eventual acquisition of tax-exempt mortgage revenue bonds on the properties. In either case, during the time the Company owns an apartment complex, it will generate taxable income or losses from the operations of such property rather than tax exempt interest. In addition, the Company will be subject to all of the risks normally associated with the operation of commercial real estate including declines in property value, occupancy and rental rates and increases in operating expenses. The Company may also be subject to government regulations, natural disasters and environmental issues, any of which could have an adverse affect on the Company's financial results and ability to make distributions to BUC holders.

We have assumed certain potential liability relating to recapture of tax credits on apartment properties.

Subsidiaries of the Company have acquired limited partner interests in several limited partnerships that own apartment properties that generated LIHTCs for the previous partners in these partnerships. In connection with the acquisition by Company subsidiaries of partnership interests in these partnerships, we have agreed to reimburse the prior partners for any liabilities they incur due to recapture of these tax credits to the extent the recapture liability is due to the operation of the properties after our subsidiaries acquired an interest therein in a manner inconsistent with the laws and regulations relating to such tax credits.

The rent restrictions and occupant income limitations imposed on properties financed by tax-exempt mortgage revenue bonds or which generate LIHTCs may limit the revenues of such properties.

All of the properties securing our tax-exempt mortgage revenue bonds or in which our subsidiaries hold indirect interests are subject to certain federal, state and/or local requirements with respect to the permissible income of their tenants. Since federal subsidies are not generally available on these properties, rents must be charged on a designated portion of the units at a level to permit these units to be continuously occupied by low or moderate income persons or families. As a result, these rents may not be sufficient to cover all operating costs with respect to these units and debt service on the applicable tax-exempt mortgage revenue bond. This may force the property owner to charge rents on the remaining units that are higher than they would be otherwise and may, therefore, exceed competitive rents which may adversely affect the occupancy rate of a property securing an investment and the property owner's ability to service its debt.

The properties securing our revenue bonds or in which our subsidiaries hold indirect interests may be subject to liability for environmental contamination and thereby increase the risk of default on such bonds.

The owner or operator of real property may become liable for the costs of removal or remediation of hazardous substances released on its property. Various federal, state and local laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. We cannot assure you that the properties that secure our revenue bonds, or in which our subsidiaries hold indirect interests, will not be contaminated. The costs associated with the remediation of any such contamination may be significant and may exceed the value of a property or result in the property owner defaulting on the revenue bond secured by the property.

We could be adversely affected if counterparties are unable to fulfill their obligations under our derivative agreements.

We have used interest rate swaps and caps to help us mitigate our interest rate risks. However, these derivative transactions do not fully insulate us from the interest rate risks to which we are exposed. We cannot assure you that a liquid secondary market will exist for any instruments purchased or sold in those transactions, thus, we may be required to maintain a position until exercise or expiration, which could result in losses. Moreover, the derivative instruments are required to be marked to market with the difference recognized in earnings as interest expense which can result in significant volatility to reported net income over the term of these instruments. The counterparty to certain of these agreements has the right to convert them to fixed-rate agreements, and it is possible that such a conversion could result in our paying more interest than we would under our variable-rate financing. There is also a risk that a counterparty to such agreements will be unable to perform its obligations under the agreement.

Any future issuances of additional BUCs could cause their market value to decline.

We have the authority to issue additional BUCs representing assigned limited partner interests in the Company, and we plan to issue such BUCs from time to time. The issuance of additional BUCs could cause dilution of the existing BUCs and a decrease in the market price of the BUCs.

If additional BUCs are issued but the Company is unable to invest the additional equity capital in assets that generate tax-exempt income at levels at least equivalent to our existing assets, the amount of cash available for distribution to BUC holders may decline.

The Company is not registered under the Investment Company Act.

The Company is not required to register as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), because it operates under an exemption therefrom. As a result, none of the protections of the Investment Company Act (disinterested directors, custody requirements for securities, and regulation of the relationship between a fund and its advisor) will be applicable to the Company.

The Company engages in transactions with related parties.

Each of the executive officers of Burlington and four of the managers of Burlington hold equity positions in Burlington. A subsidiary of Burlington acts as our general partner and manages our investments and performs administrative services for us and earns certain fees that are either paid by the properties financed by our tax-exempt mortgage revenue bonds or by us. Another subsidiary of Burlington provides on-site management for many of the multifamily apartment properties that underlie our tax-exempt bonds or in which our subsidiaries hold ownership interests and earns fees from the property owners based on the gross revenues of these properties. The BUC holders of the limited-purpose corporations which own five of the apartment properties financed with tax-exempt bonds and taxable loans held by the Company are employees of Burlington who are not involved in the operation or management of the Company and who are not executive officers or managers of Burlington. Because of these relationships, our agreements with Burlington and its subsidiaries are related-party transactions. By their nature, related-party transactions may not be considered to have been negotiated at arm's-length. These relationships may also cause a conflict of interest in other situations where we are negotiating with Burlington.

Tax Risks

BUC holders may incur tax liability if any of the interest on our tax-exempt mortgage revenue bonds is determined to be taxable.

Certain of our tax-exempt mortgage revenue bonds bear interest at rates which include contingent interest. Payment of the contingent interest depends on the amount of net cash flow generated by, and net proceeds realized from a sale of, the property securing the bond. Due to this contingent interest feature, an issue may arise as to whether the relationship between the property owner and us is that of debtor and creditor or whether we are engaged in a partnership or joint venture with the property owner. If the IRS were to determine that tax-exempt mortgage revenue bonds represented an equity investment in the underlying property, the interest paid to us could be viewed as a taxable return on such investment and would not qualify as tax-exempt interest for federal income tax purposes. We have obtained unqualified legal opinions to the effect that interest on our tax-exempt mortgage revenue bonds is excludable from gross income for federal income tax purposes which opinions provide that interest paid to a "substantial user" or "related person" (each as defined in the Internal Revenue Code" is not exempt from federal income taxation. However, these legal opinions have no binding effect on the IRS or the courts, and no assurances can be given that the conclusions reached will not be contested by the IRS or, if contested, will be sustained by a court. In addition, the tax-exempt status of the interest paid on our tax-exempt mortgage revenue bonds is subject to compliance by the underlying properties, and the owners thereof, with the bond documents and covenants required by the bond-issuing authority and the Internal Revenue Code. Among these requirements are tenant income restrictions, regulatory agreement compliance, reporting requirements, use of proceeds restrictions and compliance with rules pertaining to arbitrage. Each issuer of the revenue bonds, as well as each of the underlying property owners/borrowers, has covenanted to comply with procedures and guidelines designed to ensure satisfaction with the continuing requirements of the Internal Revenue Code. Failure to comply with these continuing requirements of the Internal Revenue Code may cause the interest on our bonds to be includable in gross income for federal income tax purposes retroactively to the date of issuance, regardless of when such noncompliance occurs. In addition, we hold residual interests issued under our TOB financing facility with Bank of America which entitle us to a share of the tax-exempt interest of the mortgage revenue bonds held by the underlying TOB trusts. It is possible that the characterization of the residual interest in these TOB trusts could be challenged and the income that we receive through these instruments could be treated as ordinary taxable income includable in our gross income for federal tax purposes. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our BUC holders. It cannot be predicted whether, when, in what forms or with what effective dates the tax law applicable to us will be changed.

Not all of the interest income of the Company is exempt from taxation.

We have made, and may make in the future, taxable mortgage loans to the owners of properties which are secured by tax-exempt mortgage revenue bonds that we hold. BUC holders will be taxed on their allocable share of this taxable interest income. In any case that interest earned by the Company is taxable, a BUC holder's allocable share of this taxable interest income will be taxable to the BUC holder regardless of whether an amount of cash equal to such allocable BUC is actually distributed to the BUC holder.

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If the Company was determined not to be a partnership for tax purposes, it will have adverse economic consequences for the Company and its BUC holders.

We are a Delaware limited partnership and have chosen to operate as a partnership for federal income tax purposes. As a partnership, to the extent we generate taxable income, BUC holders will be individually liable for income tax on their proportionate share of this taxable income, whether or not we make cash distributions. The ability of BUC holders to deduct their proportionate share of the losses and expenses we generate will be limited in certain cases, and certain transactions may result in the triggering of the Alternative Minimum Tax for BUC holders who are individuals.

If the Company is classified as an association taxable as a corporation rather than as a partnership, we will be taxed on our taxable income, if any, and all distributions made by us to our BUC holders would constitute ordinary dividend income taxable to such BUC holders to the extent of our earnings and profits, which would include tax-exempt income, as well as any taxable income we might have, and the payment of these dividends would not be deductible by us. The listing of the Company's BUCs on the NASDAQ Global Market causes the Company to be treated as a "publicly traded partnership" under Section 7704 of the Code. A publicly traded partnership is generally taxable as a corporation unless 90% or more of its gross income is "qualifying" income. Qualifying income includes interest, dividends, real property rents, gain from the sale or other disposition of real property, gain from the sale or other disposition of capital assets held for the production of interest or dividends and certain other items. Substantially all of the Company's gross income will continue to be tax-exempt interest income on mortgage bonds. While we believe that all of this interest income is qualifying income, it is possible that some or all of our income could be determined not to be qualifying income. In such a case, if more than 10% of our annual gross income in any year is not qualifying income, the Company will be taxable as a corporation rather than a partnership for federal income tax purposes. We have not received, and do not intend to seek, a ruling from the Internal Revenue Service regarding our status as a partnership for tax purposes. See " U.S. FEDERAL INCOME TAX CONSIDERATIONS."

Prospective subscribers are urged to consult with their own tax advisors regarding the potential tax consequences of an investment in the Company prior to purchasing BUCs.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2008 on an actual and an "as adjusted" basis. The "as adjusted" presentation reflects the sale by us of 3,378,232 BUCs, representing the maximum number of BUCs that may be issued in this rights offering at a price of $[   ] per BUC, after deducting our estimated offering expenses. You should read this table in conjunction with "USE OF PROCEEDS" and "Summary Financial Data" included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto that are included in our Annual Report on Form 10-K for the year ended December 31, 2007, and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008, each of which is incorporated by reference in this prospectus.

| | June 30, 2008 | |
	Actual	As Adjusted
Debt Financing	$ 85,011,372	$ 85,011,372
Partners' Capital		
General Partner	333,567	
Beneficial Unit Certificate holders	107,604,345	
Unallocated deficit of variable interest entities	(50,469,197)	
Total Partners' Capital	57,468,715	
Total Capitalization	$ 142,480,087	

USE OF PROCEEDS

We expect to receive net proceeds from this right offering of approximately $[   ] million after deducting estimated transaction expenses payable by us of approximately $171,000. We intend to use the net proceeds from this offering to acquire additional tax-exempt mortgage revenue bonds and other investments meeting our investment criteria and for general working capital needs.

THE RIGHTS OFFERING

PLEASE CAREFULLY READ THE INSTRUCTIONS ACCOMPANYING THE SUBSCRIPTION RIGHTS CERTIFICATE AND FOLLOW THOSE INSTRUCTIONS IN DETAIL. DO NOT SEND SUBSCRIPTION RIGHTS CERTIFICATES DIRECTLY TO THE COMPANY. YOU ARE RESPONSIBLE FOR CHOOSING THE PAYMENT AND DELIVERY METHOD FOR YOUR SUBSCRIPTION RIGHTS CERTIFICATE, AND YOU BEAR THE RISKS ASSOCIATED WITH SUCH DELIVERY. IF YOU CHOOSE TO DELIVER YOUR SUBSCRIPTION RIGHTS CERTIFICATE AND PAYMENT BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. WE ALSO RECOMMEND THAT YOU ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO _____ __, 2008.

BEFORE EXERCISING ANY SUBSCRIPTION RIGHTS, YOU SHOULD READ CAREFULLY THE INFORMATION SET FORTH UNDER "RISK FACTORS."

Reasons for the Rights Offering

In approving the rights offering, our general partner carefully evaluated our need for financial flexibility and additional capital. Our general partner also considered alternative capital raising methods that are available to us, some of which have also recently been employed by us, including, among other things, the costs and expenses associated with such methods. In conducting its analysis, our general partner also considered the effect on the ownership percentage of the current holders of our BUCs caused by the rights offering, the pro-rata nature of a rights offering to our BUC holders, the market price of our BUCs and general conditions of the securities markets.

After weighing the factors discussed above and the effect of the rights offering of potentially generating cash proceeds of approximately $___ million, before expenses, in additional capital for us, we determined to initiate this rights offering. As described in "USE OF PROCEEDS," the proceeds of the rights offering are intended to be used to acquire additional tax-exempt mortgage revenue bonds and other investments meeting our investment criteria and for general working capital purposes.

Plan of Distribution

We are offering BUCs pursuant to this rights offering directly to holders of our BUCs as of the record date through the distribution of subscription rights. We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of subscription privileges in this offering and no commissions, fees or discounts will be paid in connection with the issuance of BUCs upon the exercise of subscription rights. Certain of our officers and other employees may solicit responses from you, but such officers and other employees will not receive any commissions or compensation for such services other than their normal employment compensation.

Subscription Privileges

Your subscription rights entitle you to a basic subscription privilege and an over-subscription privilege.

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Basic Subscription Privilege. The basic subscription privilege of each whole right entitles you to purchase one BUC at the subscription price of $_____ per BUC. You will receive one subscription right for every four BUCs you owned at the close of business on the record date.   If the number of BUCs you owned on the record date is not evenly divisible by four, the number of subscription rights granted to you will be based on the highest number of BUCs owned by you that is divisible by four. You are not required to exercise all of your subscription rights unless you wish to purchase BUCs under your over-subscription privilege.

Over-Subscription Privilege. In addition to your basic subscription privilege, you may subscribe for additional BUCs up to the number of BUCs for which you subscribed under your basic subscription privilege, upon delivery of the required documents and payment of the subscription price of $_____ per BUC, before the expiration of the rights offering. You may only exercise your over-subscription privilege if you exercised your basic subscription privilege in full and other holders of subscription rights do not exercise their basic subscription privileges in full.

Pro Rata Allocation. If there are not enough BUCs to satisfy all subscriptions made under the over-subscription privilege, we will allocate the remaining BUCs pro rata among the rights holders who exercise their over-subscription privilege. "Pro rata" means in proportion to the number of BUCs that you and the other subscription rights holders have subscribed for under the over-subscription privilege.

Full Exercise of Basic Subscription Privilege. You may exercise your over-subscription privilege only if you exercise your basic subscription privilege in full. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privilege held by you in the same capacity. For example, suppose that you were granted subscription rights for BUCs that you own individually and BUCs that you own collectively with your spouse. If you wish to exercise your over-subscription privilege with respect to the subscription rights you own individually, but not with respect to the subscription rights you own collectively with your spouse, you only need to fully exercise your basic subscription privilege with respect to your individually owned subscription rights. You do not have to subscribe for any BUCs under the basic subscription privilege owned collectively with your spouse to exercise your individual over-subscription privilege. When you complete the portion of your subscription rights certificate to exercise your over-subscription privilege, you will be representing and certifying that you have fully exercised your subscription privileges as to BUCs that you hold in that capacity. You must exercise your over-subscription privilege at the same time you exercise your basic subscription privilege in full.

Return of Excess Payment. If you exercised your over-subscription privilege and are allocated less than all of the BUCs for which you wished to subscribe, your excess payment for BUCs that were not allocated to you will be returned to you by mail, without interest or deduction, promptly after the expiration date of the rights offering. We will issue BUCs in the names of the holders of record who purchase BUCs in the rights offering after the expiration date of the rights offering and after all pro rata allocations and adjustments have been completed.

Commitments of Executive Officers, Burlington and Managers of Burlington

All of our executive officers, Burlington and members of the Board of Managers of Burlington that own BUCs have indicated that they intend to fully exercise the [   ] basic subscription rights that they will be receiving with respect to BUCs beneficially owned by them.

Subscription Price

The subscription price for an exercised subscription right is $_____ per BUC.

Determination of Subscription Price

Our general partner sets all of the terms and conditions of the rights offering. The general partner makes no recommendation to you about whether you should exercise any of your subscription rights. The general partner considered the following factors in establishing the subscription price:

- strategic alternatives for capital raising;

- the anticipated financial effect of the rights offering;

- the recent market price of our BUCs;

- the pricing of similar transactions;

- BUC holder incentive to participate in the rights offering;

- our business prospects; and

- general conditions in the securities markets.

We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price for the offering.

Based on the Company's current rate of annual cash distributions of $0.54 per BUC, the subscription price would result in a yield of [   ]% per annum as long as the Company maintains this rate of cash distributions. Substantially all of the Company's income allocated to BUC holders is exempt from federal income taxation.

The $_____ per BUC subscription price does not necessarily bear any relationship to our past or expected future results of operations, cash flows, current financial condition, the future market value of our BUCs, or any other established criteria for value. There can be no assurance that you will be able to sell BUCs purchased in this offering at a price equal to or greater than the $_____ per BUC subscription price. On _____ __, 2008, the closing price of BUCs on the NASDAQ Global Market was $___. No change will be made to the subscription price by reason of changes in the trading price of our BUCs prior to the closing of the rights offering. You should not consider the subscription price as an indication of the value of us or our BUCs. See "RISK FACTORS."

No General Partner Recommendation

An investment in our BUCs must be made according to each investor's evaluation of its own best interests. Accordingly, our general partner is not making any recommendation as to whether you should exercise your subscription rights. In making the decision to exercise or not exercise your subscription rights, you must consider your own best interests. You are urged to make your decision based on your own assessment of our business and the rights offering. Among other things, you should carefully consider the risks that are described under the heading "RISK FACTORS."

BUCs Outstanding after the Rights Offering

If we issue all of the BUCs offered in this rights offering, there will be 16,891,160 BUCs issued and outstanding. This would represent an approximate 25% increase in the number of BUCs on the record date for the rights offering.

Expiration Date, Extensions and Termination

You may exercise your subscription rights at any time at or before 5:00 p.m., Eastern Time, on ____ __, 2008, which is the expiration date for the rights offering. However, our general partner may extend the period for exercising your subscription rights in its sole discretion, but only to a date not later than ____ __, 2008. If you do not exercise your subscription rights before the expiration of the rights offering, your unexercised subscription rights will be null and void. We will not be obligated to honor an attempted exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents.

If our general partner elects to extend the completion of the rights offering, we will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the next business day after the most recently announced expiration of the rights offering.

Our general partner may unilaterally terminate or withdraw the rights offering at any time until the expiration of the rights offering.

Non-transferability of the Subscription Rights

Except in the limited circumstances described below, only you may exercise your subscription rights. You may not sell, give away or otherwise transfer your subscription rights. Subscription rights may only be transferred by operation of law. An example of such a transfer is a transfer of subscription rights to the estate of the recipient upon the death of the recipient. If the subscription rights are transferred by law, the person seeking to exercise the subscription right must provide satisfactory evidence to us that the transfer was proper prior to the expiration of the rights offering.

Amendment

Our general partner reserves the right to amend the terms of this rights offering prior to the expiration date. If we make an amendment that we consider significant, we will:

•   mail notice of the amendment to all BUC holders of record as of the record date; and

•   if necessary, extend the expiration of the rights offering at least 10 days following the date of such amendment.

The extension of the expiration of the rights offering will not, in and of itself, be treated as a significant amendment for these purposes.

Issuance of BUCs

No physical certificates will be issued evidencing the BUCs issued by the Company in the rights offering, although persons validly exercising subscription rights will be treated as acquiring BUCs pursuant thereto as of the expiration date. As soon as practicable after the expiration of the rights offering, the subscription agent will mail to each person who validly exercised subscription rights a notice setting forth the number of BUCs purchased by such person pursuant to the rights offering. The subscription agent also will arrange for issuance through the Depository Trust Corporation ("DTC") of BUCs subscribed for by or through DTC participants.

How to Exercise Your Rights

Rights holders may subscribe to purchase BUCs by:

- completing and signing the rights certificate which accompanies this prospectus;

- mailing or delivering the rights certificate to American Stock Transfer & Trust Company, the subscription agent, at the appropriate address in the table below; and

- sending with your rights certificate the required payment for the exercise of your basic subscription rights and over-subscription rights.

For your convenience, a self-addressed envelope is enclosed with this prospectus, which you may use if you return the rights certificate and payment by mail.

In order for a subscription to be accepted, the subscription agent must receive the rights certificate and payment for the subscription price before the expiration of the subscription period.

You should make payment in full for the exercise of your basic subscription rights and over-subscription rights by cashier's or certified check drawn upon a United States bank , or a postal or telegraphic money order, made payable to "American Stock Transfer & Trust Company, as Subscription Agent" or by wire transfer of immediately available funds, to the subscription account maintained by the subscription agent at

JP Morgan Chase
55 Water Street
New York, NY 10005
ABA # 021000021
Acct # 323-059953
Reference: American Stock Transfer FBO America First Tax Exempt Investors L.P.

You should mail or deliver checks and completed rights certificates to the subscription agent at:

If by mail:

American Stock Transfer & Trust Company
Operations Center
Attn: Reorganization Department
P.O. Box 2042
New York, NY 10272-2042

If by registered, certified, or express mail, overnight delivery or in person:

American Stock Transfer & Trust Company
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, NY 11219

Any rights holder who has not submitted a properly completed rights certificate along with payment of the subscription price to the subscription agent by 5:00 p.m., Eastern Time, on _____ __, 2008, unless such subscription period is extended by us, shall forfeit all rights to subscribe in the rights offering.

Our subscription agent, American Stock Transfer & Trust Company, will deliver subscription payments to us only after consummation of this rights offering and the issuance of BUCs to our BUC holders that exercised rights and the issuance through DTC of BUCs subscribed for through DTC.

Acceptance of Subscriptions

Our general partner is entitled to resolve all questions concerning the timeliness, validity, form and eligibility of any exercise of basic or over-subscription rights. Our general partner's determination of these questions will be final and binding. In our general partner's sole discretion, it may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any right because of any defect or irregularity.

Rights certificates will not be considered received or accepted until all irregularities have been waived or cured within such time as our general partner determines in its sole discretion. Neither our general partner nor the subscription agent has any duty to give notification of any defect or irregularity in connection with the submission of rights certificates or any other required document. Neither our general partner nor the subscription agent will incur any liability for failure to give such notification.

Our general partner reserves the right to reject any exercise of basic or over-subscription rights if the exercise does not fully comply with the terms of the rights offering or is not in proper form or if the exercise of rights would be unlawful.

Revocation

Unless our general partner withdraws or terminates the rights offering, all exercises of rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your rights. You should not exercise your rights unless you are certain that you wish to purchase BUCs in this rights offering at a price of $_____ per BUC.

Incomplete Forms; Insufficient Payment

If you do not indicate the number of rights being exercised, or do not forward sufficient payment for the number of basic and over-subscription rights that you indicate are being exercised, then we will accept the subscription forms and payment only for the maximum number of subscription rights that may be exercised based on the actual payment delivered. We will return any payment not applied to the purchase of BUCs under the rights offering procedures to those who made these payments as soon as practicable by mail. Interest will not be payable on amounts refunded.

Notice to Beneficial Holders

If you are a broker, a trustee or a depositary for securities who holds BUCs for the account of others on _____ __, 2008, the record date, you should notify the respective beneficial owners of such BUCs of the rights offering as soon as possible to find out their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription rights certificates and submit them to the subscription agent with the proper payment. If you hold BUCs for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our BUCs on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent.

Beneficial Owners

If you are a beneficial owner of BUCs or will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. If you hold BUCs directly and would prefer to have your broker, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transactions for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee the form entitled "Beneficial Owners Election Form." You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

Instructions for Completing your Rights Certificate(s)

YOU SHOULD READ AND FOLLOW THE INSTRUCTIONS ACCOMPANYING THE RIGHTS CERTIFICATE(S) CAREFULLY.

If you want to exercise your subscription rights, you should send your rights certificate(s) with your subscription price payment to the subscription agent at the addresses indicated above. A self-addressed envelope is provided with this prospectus, which you may use if you send the rights certificate and payment by mail. Do not send your rights certificate(s) or subscription price payment to the Company.

YOU ARE RESPONSIBLE FOR THE METHOD OF DELIVERY OF YOUR RIGHTS CERTIFICATE(S) WITH YOUR SUBSCRIPTION PRICE PAYMENT TO THE SUBSCRIPTION AGENT. If you send your rights certificate(s) and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent prior to the time the rights offering expires.

Regulatory Limitation

We will not be required to issue BUCs to you pursuant to the rights offering if, in the opinion of our general partner, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such BUCs if, at the time the subscription rights expire, you have not obtained such clearance or approval.

Procedures for DTC Participants

If you are a participant in The Depository Trust Company, or DTC, and the BUCs you own are held through DTC, we expect that your exercise of your basic subscription rights and over-subscription rights may be made through the facilities of DTC. Payment for each BUC subscribed for under the basic subscription right must be made at the time the rights are exercised. You will be obligated to pay for over-subscription BUCs within five business days after receiving notice from us as to how many (if any) BUCs have been allocated to you under the over-subscription rights.

Fees and Expenses

We will pay all fees charged by the information agent and the subscription agent with respect to this rights offering. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. Neither the Company, the information agent nor the subscription agent will pay such expenses.

Information Agent

We have appointed Georgeson Shareholder Services as information agent for the rights offering. Under certain circumstances, we may indemnify the information agent from certain liabilities that may arise in connection with the rights offering.

Subscription Agent

We have appointed American Stock Transfer & Trust Company as subscription agent for the rights offering. Under certain circumstances, we may indemnify the subscription agent from certain liabilities that may arise in connection with the rights offering.

Other Matters

We are not making this rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any of our BUCs from rights holders who are residents of those states or other jurisdictions. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in order to comply with the securities law requirements of those states or other jurisdictions. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions, you will not be eligible to participate in the rights offering.

If You Have Questions

If you have questions or need assistance concerning the procedure for exercising subscription rights, or if you would like additional copies of this prospectus or the instructions for use of subscription rights certificates, you should contact the information agent at the following address and telephone number:


Georgeson
199 Water St. 26th Floor
New York, NY 10038
Banks and Brokers Phone: (212) 440 9800
All other call Toll Free 1.xxx.xxx.xxxx


TERMS OF THE PARTNERSHIP AGREEMENT

General

The rights and obligations of our general partner and our BUC holders are set forth in our Agreement of Limited Partnership dated October 1, 1998 (the "Partnership Agreement"). The following is a summary of the Partnership Agreement. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Partnership Agreement, which is incorporated by reference herein.

Management

Under the terms of the Partnership Agreement, our general partner has full, complete and exclusive authority to manage and control the business affairs of the Company. Such authority specifically includes, but is not limited to, the power to (i) acquire, hold, refund, reissue, remarket, securitize, transfer, foreclose upon, sell or otherwise deal with the investments of the Company, (ii) issue additional BUCs, borrow money and issue evidences of indebtedness, and (iii) apply the proceeds from the sale or the issuance of additional BUCs to the acquisition of additional revenue bonds (and associated taxable mortgages) and other types of tax-exempt securities. The Partnership Agreement provides that the general partner and its affiliates may and shall have the right to provide goods and services to the Company subject to certain conditions. The Partnership Agreement also imposes certain limitations on the authority of the general partner, including restrictions on the ability of the general partner to dissolve the Company without the consent of a majority in interest of the BUC holders.

Other than certain limited voting rights discussed under "Voting Rights," the BUC holders do not have any authority to transact business for, or participate in the management of, the Company. The only recourse available to BUC holders in the event that the general partner takes actions with respect to the business of the Company with which BUC holders do not agree is to vote to remove the general partner and admit a substitute general partner. See "Removal or Withdrawal of the General Partner" below.

Allocations and Distributions

Net Interest Income.

The Partnership Agreement provides that all Net Interest Income generated by the Company that is not contingent interest will be distributed 99% to BUC holders and 1% to the general partner. In addition, the Partnership Agreement provides that the general partner is entitled to 25% of Net Interest Income representing contingent interest up to a maximum amount equal to 0.9% per annum of the principal amount of all mortgage bonds held by the Company, as the case may be.

Net Residual Proceeds.

The Partnership Agreement provides that Net Residual Proceeds (whether representing a return of principal or contingent interest) will be distributed 100% to the BUC holders, except that 25% of Net Residual Proceeds representing contingent interest will be distributed to the general partner until it receives a maximum amount per annum (when combined with all distributions to it of Net Interest Income representing contingent interest during the year) equal to 0.9% of the principal amount of the Company's mortgage bonds. Under the terms of the Partnership Agreement, "Residual Proceeds" means all amounts received by the Company upon the sale of any asset or from the repayment of principal of any bond. "Net Residual Proceeds" means, with respect to any distribution period, all Residual Proceeds received by the Company during such distribution period, plus any amounts released from the Reserve for distribution less all expenses that are directly attributable to the sale of an asset, amounts used to discharge indebtedness and any amount deposited in the Reserve or used or held for the acquisition of additional tax-exempt bonds. Notwithstanding its authority to invest Residual Proceeds in additional revenue bonds, the general partner does not intend to use this authority to acquire additional bonds indefinitely without distributing Net Residual Proceeds to the BUC holders. Rather, it is designed to afford the general partner the ability to increase the income-generating investments of the Company in order to potentially increase the Net Interest Income from, and value of, the Company.

Distributions upon Liquidation.

The term of the Company expires on December 31, 2050 unless terminated earlier as provided in the Partnership Agreement. Upon the dissolution of the Company, the proceeds from the liquidation of its assets will be first applied to the payment of the obligations and liabilities of the Company and the establishment of any reserve therefor as the general partner determines to be necessary and then distributed to the general partner and the BUC holders in proportion to, and to the extent of, their respective capital account balances and then in the same manner as Net Residual Proceeds.

Timing of Cash Distributions.

The Company currently makes quarterly cash distributions to BUC holders. However, the Partnership Agreement allows the general partner to elect to make cash distributions on a more or less frequent basis. Regardless of the distribution period selected by the general partner, cash distributions must be made within 60 days of the end of each such period.

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Allocation of Income and Losses.

Income and losses from operations will be allocated 99% to the BUC holders and 1% to the general partner. Income arising from a sale of or liquidation of the Company's assets will be first allocated to the general partner in an amount equal to the Net Residual Proceeds or liquidation proceeds distributed to the general partner from such transaction, and the balance will be distributed to the BUC holders. Losses from a sale of a property or from a liquidation of the Company will be allocated among the general partner and the BUC holders in the same manner as the Net Residual Proceeds or liquidation proceeds from such transaction are distributed.

Allocation Among BUC holders.

Income and losses will be allocated on a monthly basis to the BUC holders of record as of the last day of a month. If a BUC holder is recognized as the record holder of BUCs on such date, such BUC holder will be allocated all income and losses for such month. Cash distributions will be made to the BUC holders of record as of the last day of each distribution period. If the Company recognizes a transfer prior to the end of a distribution period, the transferee will be deemed to be the holder for the entire distribution period and will receive the entire cash distribution for such period. Accordingly, if the general partner selects a quarterly or semiannual distribution period, the transferor of BUCs during such a distribution period may be recognized as the record holder of the BUCs at the end of one or more months during such period and be allocated income or losses for such months but not be recognized as the record holder of the BUCs at the end of the period and, therefore, not be entitled to a cash distribution for such period. The general partner retains the right to change the method by which income and losses of the Company will be allocated between buyers and sellers of BUCs during a distribution period based on consultation with tax counsel and accountants. However, no change may be made in the method of allocation of income or losses without written notice to the BUC holders at least 10 days prior to the proposed effectiveness of such change unless otherwise required by law.

Payments to the General Partner

Fees.

In addition to its share of Net Interest Income and Net Residual Proceeds and reimbursement for expenses, the general partner is entitled to an administrative fee in an amount equal to 0.45% per annum of principal amount of the revenue bonds, other tax-exempt investments and taxable mortgage loans held by the Company. In general, the administrative fee will be payable by the owners of the properties financed by the revenue bonds held by the Company but will be subordinate to the payment of all base interest to the Company on the bonds. Eight of the revenue bonds held by the Company provide for the payment of this administrative fee to the general partner by the owner of the financed property. The general partner may seek to negotiate the payment of the administrative fee in connection with the acquisition of additional revenue bonds by the Company by the owner of the financed property or by another third party. However, the Partnership Agreement provides that the administrative fee will be paid directly by the Company with respect to any investments for which the administrative fee is not payable by a third party. In addition, the Partnership Agreement provides that the Company will pay the administrative fee to the general partner with respect to any foreclosed mortgage bonds.

Reimbursement of Expenses.

In addition to the allocation of profits, losses and cash distributions to the general partner, the Company will reimburse the general partner or its affiliates on a monthly basis for the actual out-of-pocket costs of direct telephone and travel expenses incurred in connection with the business of the Company, direct out-of-pocket fees, expenses and charges paid to third parties for rendering legal, auditing, accounting, bookkeeping, computer, printing and public relations services, expenses of preparing and distributing reports to BUC holders, an allocable portion of the salaries and fringe benefits of non-officer employees of Burlington, insurance premiums (including premiums for liability insurance that will cover the Company, the general partner and Burlington), the cost of compliance with all state and federal regulatory requirements and NASDAQ listing fees and charges and other payments to third parties for services rendered to the Company. The general partner will also be reimbursed for any expenses it incurs acting as tax matters partner for the Company. The Company will not reimburse the general partner or its affiliates for the travel expenses of the president of Burlington or for any items of general overhead. The Company will not reimburse the general partner or Burlington for any salaries or fringe benefits of any of the executive officers of Burlington. The annual report to BUC holders is required to itemize the amounts reimbursed to the general partner and its affiliates.

Payments for Goods and Services.

The Partnership Agreement provides that the general partner and its affiliates may provide goods and services to the Company. The provision of any goods and services by the general partner or its affiliates to the Company must be part of their ordinary and ongoing business in which it or they have previously engaged, independent of the activities of the Company, and such goods and services shall be reasonable for and necessary to the Company, shall actually be furnished to the Company and shall be provided at the lower of the actual cost of such goods or services or the competitive price charged for such goods or services for comparable goods and services by independent parties in the same geographic location. All goods and services provided by the general partner or any affiliates must be rendered pursuant to a written contract containing a clause allowing termination without penalty on 60 days' notice to the general partner by the vote of the majority in interest of the BUC holders. Payment made to the general partner or any affiliate for goods and services must be fully disclosed to BUC holders. The general partner does not currently provide goods and services to the Company other than its services as general partner. If the Company acquires ownership of any property through foreclosure of a revenue bond, an affiliate of the general partner may provide property management services for such property and, in such case, the Company will pay such its fees for such services. Under the Partnership Agreement, such property management fees may not exceed the lesser of (i) the fees charged by unaffiliated property managers in the same geographic area or (ii) 5% of the gross revenues of the managed property.

Issuance of Additional BUCs

The Partnership Agreement provides that the general partner may cause the Company to issue additional BUCs from time to time on such terms and conditions as it shall determine.

Liability of Partners and BUC holders

Under the Delaware Act and the terms of the Partnership Agreement, the general partner will be liable to third parties for all general obligations of the Company to the extent not paid by the Company. However, the Partnership Agreement provides that the general partner has no liability to the Company for any act or omission reasonably believed to be within the scope of authority conferred by the Partnership Agreement and in the best interest of the Company, provided that the course of conduct giving rise to the threatened, pending or completed claim, action or suit did not constitute fraud, bad faith, negligence, misconduct or a breach of its fiduciary obligations to the BUC holders. Therefore, BUC holders may have a more limited right of action against the general partner than they would have absent those limitations in the Partnership Agreement. The Partnership Agreement also provides for indemnification of the general partner and its affiliates by the Company for certain liabilities that the general partner and its affiliates may incur under the Securities Act of 1933, as amended, and in dealings with the Company and third parties on behalf of the Company. To the extent that the provisions of the Partnership Agreement include indemnification for liabilities arising under the Securities Act of 1933, as amended, such provisions are, in the opinion of the Securities and Exchange Commission, against public policy and, therefore, unenforceable.

No BUC holder will be personally liable for the debts, liabilities, contracts or any other obligations of the Company unless, in addition to the exercise of his rights and powers as a BUC holder, he takes part in the control of the business of the Company. It should be noted, however, that the Delaware Act prohibits a limited partnership from making a distribution that causes the liabilities of the limited partnership to exceed the fair value of its assets. Any limited partner who receives a distribution knowing that the distribution was made in violation of this provision of the Delaware Act is liable to the limited partnership for the amount of the distribution. This provision of the Delaware Act probably applies to BUC holders as well as to the sole limited partner of the Company. In any event, the Partnership Agreement provides that to the extent our sole limited partner is required to return any distributions or repay any amount by law or pursuant to the Partnership Agreement, each BUC holder who has received any portion of such distributions is required to repay his proportionate share of such distribution to our sole limited partner immediately upon notice by the sole limited partner to such BUC holder. Furthermore, the Partnership Agreement allows the general partner to withhold future distributions to BUC holders until the amount so withheld equals the amount required to be returned by the sole limited partner. Because BUCs are transferable, it is possible that distributions may be withheld from a BUC holder who did not receive the distribution required to be returned.

Voting Rights

The Partnership Agreement provides that the sole limited partner will vote its limited partnership interests as directed by the BUC holders. Accordingly, the BUC holders, by vote of a majority in interest thereof, may:

(i)   amend the Partnership Agreement (provided that the concurrence of the general partner is required for any amendment that modifies the compensation or distributions to which the general partner is entitled or that affects the duties of the general partner);

(ii)   dissolve the Company;

(iii)   remove any general partner and consent to the admission of a successor general partner; or

(iv)   terminate an agreement under which the general partner provides goods and services to the Company.

In addition, without the consent of a majority in interest of the BUC holders, the general partner may not, among other things:

(i)   sell or otherwise dispose of all or substantially all of the assets of the Company in a single transaction (provided that the general partner may sell the last property owned by the Company without such consent);

(ii)   elect to dissolve the Company; or

(iii)   admit an additional general partner.

The general partner may at any time call a meeting of the BUC holders, call for a vote without a meeting of the BUC holders or otherwise solicit the consent of the BUC holders and is required to call such a meeting or vote or solicit consents following receipt of a written request therefor signed by 10% or more in interest of the BUC holders. The Company does not intend to hold annual or other periodic meetings of BUC holders. Although the Partnership Agreement permits the consent of the BUC holders to be given after the act is done with respect to which the consent is solicited, the general partner does not intend to act without the prior consent of the BUC holders, in such cases where consent of the BUC holders is required, except in extraordinary circumstances where inaction may have a material adverse effect on the interest of the BUC holders.

Reports

Within 120 days after the end of the fiscal year, the general partner will distribute a report to BUC holders that shall include (i) financial statements of the Company for such year that have been audited by the Company's independent public accountant, (ii) a report of the activities of the Company during such year and (iii) a statement (which need not be audited) showing distributions of Net Interest Income and Net Residual Proceeds. The annual report will also include a detailed statement of the amounts of fees and expense reimbursements paid to the general partner and its affiliates by the Company during the fiscal year.

Within 60 days after the end of the first three quarters of each fiscal year, the general partner will distribute a report that shall include (i) unaudited financial statements of the Company for such quarter, (ii) a report of the activities of the Company during such quarter and (iii) a statement showing distributions of Net Interest Income and Net Residual Proceeds during such quarter.

The Company will also provide BUC holders with a report on Form K-1 or other information required for federal and state income tax purposes within 75 days of the end of each year.

Removal or Withdrawal of the General Partner

The BUC holders may, by vote of a majority in interest, remove the general partner from the Company with or without cause and appoint a successor general partner. The general partner may not withdraw voluntarily from the Company or sell, transfer or assign all or any portion of its interest in the Company unless a substitute general partner has been admitted in accordance with the terms of the Partnership Agreement. With the consent of a majority in interest of the BUC holders, the general partner may at any time designate one or more persons as additional general partners, provided that the interests of the BUC holders in the Company are not reduced thereby. The designation must meet the conditions set out in the Partnership Agreement and comply with the provisions of the Delaware Act with respect to admission of an additional general partner. In addition to the requirement that the admission of a person as successor or additional general partner have the consent of the majority in interest of the BUC holders, the Partnership Agreement requires, among other things, that (i) such person agree to and execute the Partnership Agreement and (ii) counsel for the Company or BUC holders render an opinion that such person's admission is in accordance with the Delaware Act.

Effect of Removal, Bankruptcy, Dissolution or Withdrawal of the General Partner

In the event of a removal, bankruptcy, dissolution or withdrawal of the general partner, it will cease to be the general partner but will remain liable for obligations arising prior to the time it ceases to act in that role. The former general partner's interest in the Company will be converted into a limited partner interest having the same rights to share in the allocations of income and losses of the Company and distributions of Net Interest Income, Net Residual Proceeds and cash distributions upon liquidation of the Company as it did as general partner. Any successor general partner shall have the option, but not the obligation, to acquire all or a portion of the interest of the removed general partner at its then fair market value. The Partnership Agreement bases the fair market value of the general partner's interest on the present value of its future administrative fees and distributions of Net Interest Income plus any amount that would be paid to the removed general partner upon an immediate liquidation of the Company. Any disputes over valuation would be settled by the successor general partner and removed general partner through arbitration.

Amendments

In addition to amendments to the Partnership Agreement adopted by a majority in interest of the BUC holders, the Partnership Agreement may be amended by the general partner, without the consent of the BUC holders, in certain limited respects if such amendments are not materially adverse to the interest of the BUC holders. In addition, the general partner is authorized to amend the Partnership Agreement to admit additional, substitute or successor partners into the Company if such admission is effected in accordance with the terms of the Partnership Agreement.

Dissolution and Liquidation

The Company will continue in full force and effect until December 31, 2050, unless terminated earlier as a result of:

(i)   the passage of 90 days following the bankruptcy, dissolution, withdrawal or removal of a general partner who is at that time the sole general partner, unless all of the remaining partners (it being understood that for purposes of this provision the sole limited partner shall vote as directed by a majority in interest of the BUC holders) agree in writing to continue the business of the Company and a successor general partner is designated within such 90-day period;

(ii)   the passage of 180 days after the repayment, sale or other disposition of all of the Company's investments and substantially all its other assets;

(iii)   the election by a majority in interest of BUC holders or by the general partner (subject to the consent of a majority in interest of the BUC holders) to dissolve the Company; or

(iv)   any other event causing the dissolution of the Company under the laws of the State of Delaware.

Upon dissolution of the Company, its assets will be liquidated and after the payment of its obligations and the setting up of any reserves for contingencies that the general partner considers necessary, any proceeds from the liquidation will be distributed as set forth under "Allocations and Distributions—Distributions upon Liquidation" above.

Designation of Tax Matters Partner

The general partner has been designated as the Company's "tax matters partner" for purposes of federal income tax audits pursuant to Section 6231 of the Code and the regulations thereunder. Each BUC holder agrees to execute any documents that may be necessary or appropriate to maintain such designation.

Tax Elections

Under the Partnership Agreement, the general partner has the exclusive authority to make or revoke any tax elections on behalf of the Company.

Books and Records

The books and records of the Company shall be maintained at the office of the Company located at Suite 400, 1004 Farnam Street, Omaha, Nebraska 68102, and shall be available there during ordinary business hours for examination and copying by any BUC holder or his duly authorized representative. The records of the Company will include a list of the names and addresses of all BUC holders, and BUC holders will have the right to secure, upon written request to the general partner and payment of reasonable expenses in connection therewith, a list of the names and addresses of, and the number of BUCs held by, all BUC holders.

Accounting Matters

The fiscal year of the Company will be the calendar year. The books and records of the Company shall be maintained on an accrual basis in accordance with generally accepted accounting principles.

Other Activities

The Partnership Agreement allows the general partner and its affiliates to engage generally in other business ventures and provides that BUC holders will have no rights with respect thereto by virtue of the Partnership Agreement. In addition, the Partnership Agreement provides that an affiliate of the general partner may acquire and hold debt securities or other interests secured by a property that also secures a mortgage bond held by the Company, provided that such mortgage bond is not junior or subordinate to the interest held by such affiliate.

Derivative Actions

The Partnership Agreement provides that a BUC holder may bring a derivative action on behalf of the Company to recover a judgment to the same extent as a limited partner has such rights under the Delaware Act. The Delaware Act provides for the right to bring a derivative action, although it authorizes only a partner of a partnership to bring such an action. There is no specific judicial or statutory authority governing the question of whether an assignee of a partner (such as a BUC holder) has the right to bring a derivative action where a specific provision exists in the Partnership Agreement granting such rights. Furthermore, there is no express statutory authority for a limited partner's class action in Delaware, and whether a class action may be brought by BUC holders to recover damages for breach of the general partner's fiduciary duties in Delaware state courts is unclear.

DESCRIPTION OF THE BUCS

Beneficial Unit Certificates

Our BUCs are beneficial unit certificates that represent assignments by the sole limited partner of its entire limited partner interest in the Company. Although BUC holders will not be limited partners of the Company and have no right to be admitted as limited partners, they will be bound by the terms of the Partnership Agreement and will be entitled to the same economic benefits, including the same share of income, gains, losses, deductions, credits and cash distributions, as if they were limited partners of the Company.

A majority in interest of the BUC holders (voting through the sole limited partner), without the concurrence of the general partner, may, among other things, (i) amend the Partnership Agreement (with certain restrictions), (ii) approve or disapprove the sale of all or substantially all of the Company's assets in a single transaction (other than a transfer of tax-exempt mortgage revenue bonds into trusts in connection with our debt financing transactions), (iii) dissolve the Company or (iv) remove the general partner and elect a replacement therefor. The general partner may not dissolve the Company without the consent of a majority in interest of the BUC holders.

Transfers

The BUCs will be issued in registered form only and, except as noted below, are freely transferable. The BUCs are listed on the NASDAQ Global Market under the symbol "ATAX."

A purchaser of BUCs will be recognized as a BUC holder for all purposes on the books and records of the Company on the day on which the general partner (or other transfer agent appointed by the general partner) receives satisfactory evidence of the transfer of BUCs. All BUC holder rights, including voting rights, rights to receive distributions and rights to receive reports, and all allocations in respect of BUC holders, including allocations of income and expenses, will vest in, and be allocable to, BUC holders as of the close of business on such day. America Stock Transfer of New York, New York has been appointed by the general partner to act as the registrar and transfer agent for the BUCs.

A transfer or assignment of 50% or more of the outstanding BUCs within a 12-month period may terminate the Company for federal income tax purposes, which may result in adverse tax consequences to BUC holders. In order to protect against such a termination, the Partnership Agreement permits the general partner to suspend or defer any transfers or assignments of BUCs at any time after it determines that 45% or more of all BUCs may have been transferred (as defined by the federal income tax laws) within a 12-month period and that the resulting termination of the Company for tax purposes would adversely affect the economic interests of the BUC holders. Any deferred transfers will be effected (in chronological order to the extent practicable) on the first day of the next succeeding period in which transfers can be effected without causing a termination of the Company for tax purposes or any adverse effects from such termination, as the case may be.

In addition, the Partnership Agreement grants the general partner the authority to take such action as it deems necessary or appropriate, including action with respect to the manner in which BUCs are being or may be transferred or traded, in order to preserve the status of the Company as a partnership for federal income tax purposes or to ensure that BUC holders will be treated as limited partners for federal income tax purposes.


U.S. FEDERAL INCOME TAX CONSIDERATIONS


The following summarizes U.S. federal income tax considerations with respect to the purchase, ownership and disposition of the BUCs. This summary is based on existing U.S. federal income tax law, consisting of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations thereunder, and judicial and administrative interpretations thereof, all of which is subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your personal investment circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws (including financial institutions, insurance companies, broker-dealers and, except to the extent discussed below, tax-exempt entities, partnerships or other pass-through entities and foreign taxpayers) and it does not discuss any aspects of state, local or foreign tax law. This discussion assumes that you will hold your BUCs as a "capital asset" (generally, property held for investment) under the Code.

No ruling on the federal, state or local tax considerations relevant to the purchase, ownership and disposition of the Company's BUCs, or the statements or conclusions in this summary, has been or will be requested from the Internal Revenue Service (the "IRS") or from any other tax authority, and a taxing authority, including the IRS, may not agree with the statements and conclusions expressed herein. The Company will receive an opinion from Kutak Rock LLP, counsel to the Company, to the effect that, for U.S. federal income tax purposes, the Company should be treated as a partnership and the holders of BUCs should be subject to tax as partners of the Company. However, no assurance can be given that any opinion of counsel would be accepted by the IRS or, if challenged by the IRS, sustained in court. **We urge you to consult your own tax advisors about the specific tax consequences to you of purchasing, holding and disposing of our BUCs, including the application and effect of federal, state, local and foreign income and other tax laws**.

Income tax considerations relating to the Company and its BUC holders.

Partnership Status. Under the "check-the-box" regulations promulgated by the IRS, absent an election to be treated as an association taxable as a corporation, an entity formed as a partnership such as the Company generally will be treated as a partnership for income tax purposes. The Company is a limited partnership under Delaware law and it will not file any election with the IRS to be treated as an association taxable as a corporation. Subject to the discussion below concerning Publicly Traded Partnerships under the heading "Treatment of the Company as a Publicly traded Partnership", the Company should be treated as a partnership for federal income tax purposes and the holders of BUCs should be subject to tax as partners.

Because the Company will be treated as a partnership for income tax purposes, it will not be liable for any income tax. Rather, all items of the Company's income, gain, loss, deduction or tax credit will be allocated to its partners (including the BUC holders), who will be subject to taxation on their distributive BUC thereof. Taxable income allocated by the Company to BUC holders with respect to a taxable year may exceed the amount of cash distributed by the Company to BUC holders for such year.

The Company is not intended to act as a "tax shelter" and will not register as such with the IRS.

Treatment of the Company as a Publicly Traded Partnership. The listing of our common BUCs on the NASDAQ Global Market causes us to be treated as a "publicly traded partnership" for U.S. federal income tax purposes. A publicly traded partnership is generally taxable as a corporation unless 90% or more of its annual gross income in each year is "qualifying" income which is defined as interest, dividends, real property rents, gains from the sale or other disposition of real property, gain from the sale or other disposition of capital assets held for the production of interest or dividends, and certain other items. In determining whether interest is treated as "qualifying income" under these rules, interest income derived from a "financial business" and income and gains derived by a "dealer" in securities is not treated as qualifying income. We believe at least 90% of our annual gross income in each prior year of our operations was qualifying income, and we intend to conduct our operations in a manner such that at least 90% of our gross income will constitute qualifying income. Furthermore, we do not believe that we are engaged in a financial business or are acting as a dealer, because we are acting strictly as a long-term investor with respect to our investments and we do not conduct bond origination activities. However, there is no clear guidance as to what constitutes a financial business for purposes of the publicly traded partnership regulations and it is possible that the IRS could assert that our activities constitute a financial business. If the IRS successfully asserted that we were involved in a financial business or were acting as a dealer, less than 90% of our income could be found to be qualifying income. In addition, in determining whether interest is treated as qualifying income, interest income that is determined based upon the income or profits of any person is not treated as qualifying income. It is possible that the IRS could take the position that the contingent interest payable on some of our tax exempt bonds is determined based upon the income or profits (rather than the net cash flow) of the properties financed by these bonds and, accordingly, would not be qualifying interest. Since, in certain years, more than 10% of our interest income was in the form of such contingent interest, the IRS could take the position that we fail to qualify for the qualifying income exception to the publicly traded partnership rules and that we should be taxed as a corporation.

If for any reason less than 90% of our gross income constitutes qualifying income, items of income and deduction would not pass through to our BUC holders and our BUC holders would be treated for federal income tax purposes as BUC holders in a corporation. We would be required to pay income tax at regular corporate rates on any portion of our net income that did not constitute tax-exempt income. In addition, a portion of our tax-exempt income may be included in determining our alternative minimum tax liability. All distributions made by us to our BUC holders would constitute ordinary dividend income taxable to such BUC holders to the extent of our earnings and profits, which would include tax-exempt income, as well as any taxable income we might have, and the payment of these dividends would not be deductible by us. These consequences would have a material adverse effect on us and our BUC holders.

Taxation of the Company and BUC holders. A partnership is not subject to federal income tax. Assuming the Company is classified as a partnership for tax purposes and not a publicly traded partnership taxable as a corporation, the Company will not be subject to federal income tax and each BUC holder will be required to report on its income tax return its distributive share of the Company's income, gain, loss, deduction and items of tax preference and will be subject to tax on its distributive share of the Company's taxable income, regardless of whether any portion of that income is, in fact, distributed to such BUC holder in the BUC holder's taxable year or within which the Company's taxable year ends. Thus, BUC holders may be required to accrue income, without the current receipt of cash, if the Company does not make cash distributions while generating taxable income. Consequently, although it is not anticipated, a BUC holder's tax liability with respect to its share of the Company's taxable income may exceed the cash actually distributed in a given taxable year. The Company currently uses the calendar year as its taxable year.

The Company will file a federal tax return on Form 1065 and will provide information as to each BUC holder's distributive share of the Company's income, gain, loss, deduction and items of tax preference on a Schedule K-1 supplied to such BUC holder after the close of the fiscal year. In preparing such information, the Company will utilize various accounting and reporting conventions, some of which are discussed herein, to determine each BUC holder's allocable share of income, gain, loss and deduction. There is no assurance that the use of such conventions will produce a result that conforms to the requirements of the Code, temporary and proposed treasury regulations or IRS administrative pronouncements and there is no assurance that the IRS will not successfully contend that such conventions are impermissible. Any such contentions could result in substantial expenses to the Company and its BUC holders as a result of contesting such contentions, as well as an increase in tax liability to BUC holders as a result of adjustments to their allocable share of our income, gain, loss and deduction. See "Tax returns, audits, interest and penalties."

Capital gain upon sale of assets. The Company may, from time to time, sell, dispose of or otherwise be treated as disposing of, certain of its assets. Such sale or disposition may result in taxable capital gain.

BUC holder's basis in BUCs. Your adjusted basis in the Company's BUCs is relevant in determining the gain or loss on the sale or other disposition of BUCs and the tax consequences of a distribution from the Company. See "Treatment of cash distributions to BUC holders from the Company." In addition, you are entitled to deduct on your income tax return, subject to the limitations discussed below, your distributive share of the Company's net loss, if any, to the extent of your adjusted basis in your BUCs.

Your initial basis in your BUCs will be the purchase price for the BUCs, increased by your share of items of our income (including tax-exempt interest) and gain, and reduced, but not below zero, by (a) your share of items of Company loss and deduction (including any nondeductible expenses), and (b) any cash distributions you receive from the Company.

Treatment of cash distributions to BUC holders from the Company. Cash distributions made to BUC holders will generally be treated as a non-taxable return of capital and will not generally increase or decrease your share of taxable income or loss from the Company. A return of capital generally does not result in any recognition of gain or loss for federal income tax purposes but would reduce your adjusted basis in your BUCs. Distributions of cash in excess of your adjusted basis in your BUCs will result in the recognition of gain to the extent of such excess.

Limitations on deductibility of losses. In the event you are allocated losses, you generally will be entitled to deduct your distributive share of any losses of the Company to the extent of your tax basis of your BUCs at the end of the year in which such losses occur. However, BUC holders who are individuals, trusts, estates, personal service companies and certain closely held C corporations may be subject to additional limitations on deducting losses of the Company.

Limitation on the deductibility of interest expense. The Code disallows any deduction for interest paid by any taxpayer on indebtedness incurred or continued for the purpose of purchasing or carrying a tax-exempt obligation. A purpose to carry tax-exempt obligations will be inferred whenever a taxpayer owns tax-exempt obligations and has outstanding indebtedness which is neither directly connected with personal expenditures nor incurred in connection with the active conduct of a trade or business. The IRS may take the position that a BUC holder's allocable portion of any interest paid by the Company on its borrowings, and any interest paid by a BUC holder on indebtedness incurred to purchase BUCs, should be viewed in whole or in part as incurred to enable such BUC holder to continue carrying such tax-exempt obligations and, therefore, that the deduction of any such interest by such BUC holder should be disallowed in whole or in part. The Company does not expect to incur any significant amount of indebtedness for tax purposes to purchase or carry tax-exempt obligations.

In the absence of direct evidence linking debt with purchasing or carrying tax-exempt obligations (for example, the tax-exempt obligations secure the debt), there is an exception to the interest disallowance rule if the taxpayer holds only an insubstantial amount of tax-exempt obligations. This exception does not apply to banks, certain other financial institutions, or dealers in tax-exempt securities. However, to the extent that an investor's debt would be allocated to purchasing or carrying its BUCs, such BUCs should only be treated as tax-exempt obligations for purposes of the interest disallowance rule in the same proportion as the assets of the Company comprise tax-exempt obligations (based on their adjusted tax basis or perhaps capital account value). The Company will report to BUC holders at the end of each year the average percentage of its assets (based on adjusted tax basis and capital account value) that were invested in obligations believed to be tax-exempt each year. It is uncertain whether an annual average or more frequent adjustments should be used.

Assuming interest on indebtedness is otherwise deductible, the deductibility of a non-corporate taxpayer's "investment interest" expense is further limited to the amount of such taxpayer's "net investment income."

Other U.S. federal income tax considerations. The Code contains certain provisions that could result in other tax consequences as a result of the ownership of revenue bonds by the Company or the inclusion in certain computations including, without limitation, those related to the corporate alternative minimum tax, of interest that is excluded from gross income.

Ownership of tax-exempt obligations by the Company may result in collateral tax consequences to certain taxpayers, including, without limitation, financial institutions, property and casualty insurance companies, certain foreign corporations doing business in the United States, certain S corporations with excess passive income, individual recipients of Social Security or Railroad Retirement benefits and individuals otherwise eligible for the earned income credit. Prospective purchasers of the Company's BUCs should consult their own tax advisors as to the applicability of any such collateral consequences.

Company expenses. The Company has incurred or will incur various expenses in connection with its ongoing administration and operation. Payment for services generally is deductible if the payments are ordinary and necessary expenses, are reasonable in amount and are for services performed during the taxable year in which paid or accrued. The Company anticipates that a substantial portion of its ordinary expenses will be allocable to tax-exempt interest income. The Code prohibits the deduction of any expense otherwise allowable under Code Section 212 which is allocable to tax-exempt interest income. The Company allocates its expenses in proportion to the amount of tax-exempt income and taxable income that it receives. BUC holders generally will not be permitted to deduct the portion of the Company's expenses related to tax-exempt income in calculating their federal income tax liability. Borrowers pay certain fees they incur in connection with obtaining financing from the Company directly to the general partner. The Company treats these fees as earned directly by the general partner for services it renders to the borrowers. It is possible that the IRS could contend such fees should be treated as additional taxable income to the Company and additional expense. If such position were asserted and upheld, it would result in the Company recognizing additional taxable income, but all or a substantial portion of the additional expense would be disallowed. In addition, depending on the amount of such income relative to the Company's other income, it could result in the Company being treated as a publicly traded partnership taxable as a corporation.

The IRS may not agree with the Company's determinations as to the deductibility of fees and expenses and might require that certain expenses be capitalized and amortized or depreciated over a period of years. If all or a portion of such deductions were to be disallowed, on the basis that some of the foregoing expenses are non-deductible syndication fees or otherwise, the Company's taxable income would be increased or our losses would be reduced.

Treatment of Syndication Expenses. Except as discussed below, neither the Company nor any BUC holder is permitted to deduct, for federal income tax purposes, amounts paid or incurred to sell or market BUCs in the Company ("syndication expenses"). The determination as to whether or not expenses are syndication expenses is a factual determination which will initially be made by the Company. The IRS could challenge the Company's determination that expenses are not syndication expenses.

Backup withholding. Distributions to BUC holders whose BUCs are held on their behalf by a "broker" may constitute "reportable payments" under the federal income tax rules regarding "backup withholding." Backup withholding, however, would apply only if the BUC holder (i) failed to furnish its Social Security number or other taxpayer identification number of the person subject to the backup withholding requirement (e.g., the broker) or (ii) furnished an incorrect Social Security number or taxpayer identification number. If "backup withholding" were applicable to a BUC holder, the Company would be required to withhold 28% of each distribution to such BUC holder and to pay such amount to the IRS on behalf of such BUC holder.

Issuance of additional BUCs. The Company may issue new BUCs to additional investors to finance the acquisition of additional investments. On any issuance of additional BUCs, the Company expects that it will adjust the capital accounts of the existing BUC holders for capital account maintenance purposes under applicable Treasury Regulations in order to reflect a revaluation of the Company's assets (based on their then fair market value, net of liabilities to which they are then subject).

Tax returns, audits, interest and penalties. After the end of the calendar year, the Company will supply Schedule K-1 to IRS Form 1065 to each BUC holder of record as of the last day of each month during the year. The Company is not obligated to provide tax information to persons who are not BUC holders of record.

State, local and foreign income taxes. In addition to the U.S. federal income tax consequences described above, BUC holders should consider potential state, local and foreign tax consequences of an investment in the Company and are urged to consult their individual tax advisors in this regard. The rules of some states, localities and foreign jurisdictions for computing and/or reporting taxable income may differ from the federal rules. Interest income that is tax-exempt for federal purposes is generally subject to state taxes, except in the state in which the property securing the Company's investment and the bond issuer are located. All the bonds and interest income thereon may be subject to taxation by localities and foreign jurisdictions. An investment in the Company's BUCs could also require BUC holders to file tax returns in various jurisdictions, although the Company is not aware of any current filing obligations.

Under the tax laws of certain states, the Company may be subject to state income or franchise tax or other taxes applicable to the Company. Such taxes may decrease the amount of distributions available to BUC holders. BUC holders are advised to consult with their tax advisors concerning the tax treatment of the Company, and the effects under the tax laws of the states applicable to the Company and its BUC holders.

Income tax considerations relating to the Company's tax-exempt revenue bonds.

Tax exemption of our revenue bonds. We primarily acquire and hold tax-exempt mortgage revenue bonds issued for the purpose of providing construction and/or permanent financing for multifamily housing projects in which a portion of the rental units are made available to persons of low or moderate income. On the date of original issuance or reissuance of each revenue bond, nationally recognized bond counsel or special tax counsel rendered its opinion to the effect that based on the law in effect on the date of original issuance or reissuance, interest on such revenue bonds is excludable from gross income of the bondholder for federal income tax purposes, except with respect to any revenue bond (other than a revenue bond the proceeds of which are loaned to a charitable organization described in Section 501(c)(3) of the Internal Revenue Code) during any period in which it is held by a "substantial user" of the property financed with the proceeds of such revenue bonds or a "related person" of such a "substantial user" each as defined in the Internal Revenue Code. In the case of contingent interest bonds, such opinion assumes, in certain cases in reliance on another unqualified opinion, that such contingent interest bond constitutes debt for federal income tax purposes. See "Treatment of revenue bonds as equity," below. However, an opinion of or advice from counsel has no binding effect, and no assurances can be given that the conclusions reached will not be contested by the IRS or, if contested, will be sustained by a court. We will contest any adverse determination by the IRS on these issues.

In the case of revenue bonds which, subsequent to their original issuance, have been reissued for federal tax purposes, nationally recognized bond counsel or special tax counsel has delivered opinions to the effect that interest on the reissued revenue bond is excludable from gross income of the bond holder for federal income tax purposes from the date of reissuance or, in some cases, to the effect that the reissuance did not adversely affect the excludability of interest on the revenue bonds from the gross income of the holders thereof. The reissuance of a revenue bond generally does not, in and of itself, cause the interest on such revenue bond to be includable in the gross income of the holder thereof for federal income tax purposes. However, if a revenue bond is treated as reissued and the appropriate federal tax information return, a Form 8038, has not been timely filed or a late filing has not been accepted by the IRS, interest on such revenue bond could be includable in the gross income of the holder thereof for federal income tax purposes from and after the reissuance date. In addition, if a contingent interest revenue bond is treated as reissued, there can be no assurance that such revenue bond would continue to be characterized as debt, as described below, insofar as the facts and circumstances underlying such characterization may have changed. Furthermore, pursuant to regulations generally effective as of June 30, 1993, if an issue of revenue bonds is treated as reissued within six months of the transfer of the project financed by such issue of revenue bonds by the owner of such project to an unrelated party, the interest on such revenue bonds could become includable in gross income for purposes of federal income taxation. In addition, if a contingent interest revenue bond is reissued after August 13, 1996, the reissued revenue bond is or would become subject to certain regulations concerning contingent payments, which could cause some or all of the interest payable on such contingent interest revenue bond to become includable in gross income of the holder thereof for federal income tax purposes, unless such contingent interest revenue bond is modified at the time of reissuance to comply with the contingent payment regulations. Furthermore, there can be no assurance that the IRS will not treat certain of the modifications of the contingent interest bonds as resulting in a reissuance on a date other than the date on which counsel determined that a reissuance had occurred in its unqualified opinions, in which case such revenue bonds may suffer adverse tax consequences, as more fully described above, and such bond would not have the benefit of an opinion that interest on such bond is excludable from gross income for federal income tax purposes.

The Code establishes certain requirements which must be met subsequent to the issuance and delivery of tax-exempt revenue bonds for interest on such revenue bonds to remain excludable from gross income for federal income tax purposes. Among these continuing requirements are restrictions on the investment and use of the revenue bond proceeds and, for revenue bonds the proceeds of which are loaned to a charitable organization described in Section 501(c)(3) of the Code, the continued tax exempt status of such borrower. In addition, the continuing requirements include tenant income restrictions, regulatory agreement compliance reporting requirements, use of proceeds restrictions and compliance with rules pertaining to arbitrage. Each issuer of the revenue bonds, as well as each of the underlying borrowers, has covenanted to comply with certain procedures and guidelines designed to ensure satisfaction with the continuing requirements of the Code. Failure to comply with these continuing requirements of the Code may cause the interest on such bonds to be includable in gross income for federal income tax purposes retroactively to the date of issuance, regardless of when such noncompliance occurs.

Treatment of revenue bonds as equity. Payment of a portion of the interest accruing on our contingent interest bonds depends in part upon the net cash flow from, or net proceeds upon sale of, the property securing our investment financed by such revenue bond. We received opinions of counsel with respect to each of our interest bonds to the effect that based upon assumptions described in such opinions, which assumptions included the fair market value of the respective properties upon completion and economic projections and guarantees, the contingent interest bonds should be treated for federal tax purposes as representing debt. In certain instances, opinions rendered by bond counsel provided that the characterization of the bonds as debt was not free from doubt and that all or a portion of the interest on such bonds, including contingent interest and deferred interest, may not be treated as interest for state and federal law but that it is more likely than not that such interest is interest for state and federal law purpose or otherwise similarly limited. The implicit corollary of all of these opinions is that the contingent interest bonds do not constitute the following: (i) an equity interest in the underlying borrower; (ii) an equity interest in a venture between the underlying borrower and us; or (iii) an ownership interest in the properties securing our investments. Although we assume the continuing correctness of these opinions, and will treat all interest received with respect to these bonds as tax-exempt income, there can be no assurance that such assumptions are correct, such treatment would not be challenged by the IRS, or intervening facts and circumstances have changed the assumptions and basis for providing such opinions. An issue may arise as to whether the relationship between us and the respective obligors is that of debtor and creditor or whether we are engaged in a partnership or joint venture with the respective obligors. If the IRS were to determine that one or more of the contingent interest bonds represented or contained an equity investment in the respective property securing our investment because of this feature, all or part of the interest on such contingent interest bond could be viewed as a taxable return on such investment and would not qualify as tax-exempt interest for federal income tax purposes. To our knowledge, neither the characterization of the contingent interest bonds as debt nor the characterization of the interest thereon as interest excludable from gross income of the holders thereof has been challenged by the IRS in any judicial or regulatory proceeding.

"*Substantial user*" limitation. Interest on a revenue bond owned by us will not be excluded from gross income during any period in which we are a "substantial user" of the facilities financed with the proceeds of such revenue bond or a "related person" to a "substantial user." We have received advice from our counsel with respect to our revenue bonds to the effect that we are not a "substantial user" of any facilities financed with the proceeds of such bonds or a "related person" thereto. A "substantial user" generally includes any underlying borrower and any person or entity that uses the financed facilities on other than a de minimis basis. We would be a "related person" to a "substantial user" for this purpose if, among other things, (i) the same person or entity owned more than a 50% interest in both us and in the ownership of the facilities financed with the proceeds of a bond owned by us, or (ii) if we owned a partnership or similar equity interest in the owner of a property financed with the proceeds of a bond. Additionally, a determination that we are a partner or a joint venturer with a mortgagor involving an equity interest, as described above under "Treatment of revenue bonds as equity," could cause us to be treated as a "substantial user" of the properties securing our investments. In the event that the ownership entity which owns a property securing our investment financed with the proceeds of a revenue bond owned by us were to acquire BUCs of us, the IRS, if it became aware of such ownership, could take the position that the substantial user and related person rules require that the interest income on such revenue bond allocable to all of our investors, including the holders of the BUCs, be included in gross income for federal income tax purposes. Kutak has advised us that in its opinion such a result is not supported by the Code and Treasury Regulations; however, there can be no assurance that the IRS would not take such a position.

Alternative minimum tax. Except for qualified Section 501(c)(3) bonds, or certain revenue bonds that are grandfathered (i.e. "80/20 bonds"), interest on the revenue bonds generally is an item of tax preference for purposes of the alternative minimum tax. To the extent interest on any of the revenue bonds the Company owns is such an item of tax preference, a portion of the income allocable to a BUC holder also will be a tax preference item. This preference item may be reduced, but not below zero, by interest expense and other expenses that could not be deducted for regular tax purposes because the expenses were related to tax-exempt income generated by such preference bonds. To the extent interest on any of the revenue bonds owned by the Company is not a tax preference item, any corporation subject to the alternative minimum tax must nevertheless take such tax-exempt interest into account in determining its adjusted current earnings for purposes of computing its alternative minimum tax liability.

The foregoing summary of tax consequences set forth above is for general information only and does not address the circumstances of any particular BUC holder. You should consult your own tax advisors as to the specific tax consequences of the purchase, ownership and disposition of the Company's BUCs, including the application of state, local and foreign tax laws.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the Internal Revenue Code impose restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA); (b) plans described in Section 4975(e)(1) of the Internal Revenue Code, including individual retirement accounts or Keogh plans; (c) any entities whose underlying assets include plan assets by reason of a plan's investment in such entities, each a plan; and (d) persons who have specified relationships to those plans, i.e., "parties-in-interest" under ERISA, and "disqualified persons" under the Internal Revenue Code. Moreover, based on the reasoning of the U.S. Supreme Court in *John Hancock Life Ins. Co. v. Harris Trust and Sav. Bank,* 510 U.S. 86 (1993), an insurance company's general account may be deemed to include assets of the plans investing in the general account (e.g., through the purchase of an annuity contract), and the insurance company might be treated as a party-in-interest or disqualified person with respect to a plan by virtue of such investment. ERISA also imposes certain duties on persons who are fiduciaries of plans subject to ERISA and prohibits certain transactions between a plan and parties-in-interest or disqualified persons with respect to such plans.

The Acquisition and Holding of Our BUCs

An investment in our BUCs by a plan that has a relationship as "parties-in-interest" or "disqualified persons" could be deemed to constitute a transaction prohibited under Title I of ERISA or Section 4975 of the Internal Revenue Code (e.g., the indirect transfer to or use by a party-in-interest or disqualified person of assets of a plan). Such transactions may, however, be subject to one or more statutory or administrative exemptions such as prohibited transaction class exemption, or PTCE 90-1, which exempts certain transactions involving insurance company pooled separate accounts; PTCE 91-38, which exempts certain transactions involving bank collective investment funds; and PTCE 84-14, which exempts certain transactions effected on behalf of a plan by a "qualified professional asset manager"; PTCE 95-60, which exempts certain transactions involving insurance company general accounts; PTCE 96-23, which exempts certain transactions effected on behalf of a plan by an "in-house asset manager"; or another available exemption. Such exemptions may not, however, apply to all of the transactions that could be deemed prohibited transactions in connection with a plan's investment.

The Treatment of Our Underlying Assets Under ERISA

The U.S. Department of Labor has issued regulations (29 C.F.R. 2510.3-101) concerning the definition of what constitutes the assets of an employee benefit plan (the "plan asset regulations"). These regulations provide, as a general rule, that the underlying assets and properties of corporations, partnerships, trusts and certain other entities in which a plan purchases an "equity interest" will be deemed, for purposes of ERISA, to be assets of the investing plan unless certain exceptions apply. The plan asset regulations define an "equity interest" as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. Our BUCs should be treated as "equity interests" for purposes of the plan asset regulations.

One exception to the look-through rule under the plan asset regulations provides that an investing plan's assets will not include any of the underlying assets of an entity in which such assets are invested if at all times less than 25% of each class of "equity" interests in the entity is held by "benefit plan investors," which is defined to include plans that are not subject to ERISA, such as governmental pension plans and individual retirement accounts as well as plans that are subject to ERISA. For purposes of this determination, equity interests held by a person who has discretionary authority or control over the entity's assets or any person who provides investment advice for a fee (direct or indirect) with respect to such assets, and affiliates of such persons, are disregarded. Another exception under the plan asset regulations provides that an investing plan's assets will not include any of the underlying assets of an entity if the class of "equity" interests in question is (a) widely held (i.e., held by 100 or more investors who are independent of the issuer and each other); (b) freely transferable; and (c) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act, or the "publicly offered securities exception." Another exception is provided for an investment in an "operating company," which is defined in the plan assets regulations to include a "venture capital operating company" and a "real estate operating company."

Our general partner intends to take such steps as may be necessary to qualify for one or more of the exceptions available under the plan asset regulations and thereby prevent our assets from being treated as assets of any investing plan. If, however, none of the exceptions under the plan asset regulations were applicable and we were deemed to hold plan assets by reason of a plan's investment in our equity securities, such plan's assets would include an undivided interest in the assets held by us. In such event, such assets, transactions involving such assets and the persons with authority or control over and otherwise providing services with respect to such assets would be subject to the fiduciary responsibility provisions of Title I of ERISA and the prohibited transaction provisions of ERISA and Section 4975 of the Internal Revenue Code, and any statutory or administrative exemption from the application of such rules may not be available.

As noted above, under the reasoning of the U.S. Supreme Court in *John Hancock Life Ins. Co. v. Harris Trust and Savings Bank*, 510 U.S. 86 (1993), an insurance company's general account may be deemed to include assets of the plans investing in the general account (e.g., through the purchase of an annuity contract), and the insurance company might be treated as a party-in-interest with respect to a plan by virtue of such investment. Following the decision in *John Hancock Life Insurance*, Congress enacted Section 401(c) of ERISA and DOL adopted regulations (29 C.F.R. 2550.401c-1) to provide guidance on which assets held by the insurer constitute "plan assets" for purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Internal Revenue Code. The plan asset status of insurance company separate accounts is unaffected by Section 401(c) of ERISA, and separate account assets continue to be treated as the plan assets of any such plan invested in a separate account.

Any plan fiduciary that proposes to cause a plan to purchase our BUCs should consult with its counsel with respect to the potential applicability of ERISA and the Internal Revenue Code to such investment and determine on its own whether any exceptions or exemptions are applicable and whether all conditions of any such exceptions or exemptions have been satisfied. Moreover, each plan fiduciary should determine whether, under the general fiduciary standards of investment prudence and diversification, an investment in our securities is appropriate for the plan, taking into account the overall investment policy of the plan and the composition of the plan's investment portfolio. The sale of our securities is in no respect a representation by us or any other person that such an investment meets all relevant legal requirements with respect to investments by plans generally or that such an investment is appropriate for any particular plan.

EXPERTS

The consolidated financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007of the Company and its consolidated subsidiaries (except the financial statements of Woodbridge Apartments of Louisville II, L.P. and Woodbridge Apartments of Bloomington III, L.P., as of December 31, 2006 and for the years ended December 31, 2006 and 2005) incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K, and the effectiveness of the Company's internal control over financial reporting, have been audited by Deloitte & Touche LLP as stated in their reports which are incorporated by reference herein (which report relating to the consolidated financial statements of the Company expresses an unqualified opinion and includes an explanatory paragraph regarding management's estimates for investments without readily determinable fair values). The financial statements of Woodbridge Apartments of Louisville II, L.P. and Woodbridge Apartments of Bloomington III, L.P. (consolidated with those of the Company) not presented separately herein have been audited by Katz, Sapper & Miller, LLP as stated in their reports which are incorporated by reference herein. Such financial statements of the Company and its consolidated subsidiaries are incorporated by reference herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent registered public accounting firms.

LEGAL OPINIONS

The validity of the BUCs offered by this prospectus has been passed upon for us by Kutak Rock LLP, Omaha, Nebraska. In addition, the description of federal income tax consequences in "U.S. Federal Income Tax Considerations" is based on the opinion of Kutak Rock LLP.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the materials we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional office at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our SEC filings are also available to the public from the SEC's World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by Commission rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information.

We maintain a site on the World Wide Web at www.ataxfund.com. The information contained on this Web site is not part of this prospectus and you should not rely on it in deciding whether to invest in our BUCs.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with it, which means:

- incorporated documents are considered part of this prospectus;

- we can disclose important information to you by referring you to those documents; and

- information that we file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated in this prospectus.

We filed the following documents with the SEC (File No. 000-49986) under the Exchange Act and incorporate them by reference into this prospectus:

- Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007

- Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2008; and

- Our Current Reports on Form 8-K filed with the SEC on July 1 and July 8, 2008.

Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents.

Any statement contained in this prospectus or in any document incorporated, or deemed to be incorporated, by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the related registration statement. Nothing in this prospectus shall be deemed to incorporate information furnished by us but not filed with the SEC pursuant to Items 2.02 and 7.01 of Form 8-K.

You can obtain any of our filings incorporated by reference into this prospectus from us or from the SEC on the SEC's Web site at the address listed above. We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of these filings or portions of these filings by writing or telephoning:


Mr. Michael Draper
The Burlington Capital Group LLC
1004 Farnam Street, Suite 400
Omaha, Nebraska 68102
(402) 444-1640


3,378,232 BUCs Representing Assigned

Limited Partnership Interests

in

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

PROSPECTUS

, 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table shows the estimated expenses in connection with the issuance and distribution of the BUCs being registered:

SEC registration fees	$675
Legal fees and expenses	$75,000
Accounting fees and expenses	$10,000
Subscription agent and information agent fees and expenses	$50,000
Printing	$25,000
Miscellaneous	$10,000
TOTAL	$ 170,675

Item 15. Indemnification of Directors and Officers.

The Registrant has no directors or officers. Indemnification of the Registrant's general partner and its affiliates (including the officers and managers of The Burlington Capital Group L.L.C., the general partner of the general partner of the Registrant) is provided in Section 5.09 of the Registrant's Agreement of Limited Partnership, which is listed as Exhibit 4.2 of Item 16 of this Registration Statement and such section is incorporated by reference herein.

Item 16. Exhibits.

Exhibit	Description
2.1	Agreement and Plan of Merger by and among the Registrant and America First Tax Exempt Mortgage Fund Limited Partnership, dated as of June 12, 1998 (incorporated herein by reference to Exhibit 4.3 of the Registration Statement on Form S-4, filed by the Registrant pursuant to the Securities Act of 1933 on September 14, 1998 (Commission File No. 333-50513)).
3.1	Articles of Incorporation and Bylaws of America First Fiduciary Corporation Number Five (incorporated herein by reference to Form S-11 Registration Statement filed August 30, 1985, with the Securities and Exchange Commission by America First Tax Exempt Mortgage Fund Limited Partnership (Commission File No. 2-99997)).
4.1	Agreement of Limited Partnership of the Company (incorporated herein by reference to Exhibit 4(b) to Form 10-K, dated October 1, 1998, filed by Registrant pursuant to Section 13 of the Securities Act of 1934 (Commission File No. 000-24843)).
4.2	Form of Subscription Rights Certificate.
5.1	Opinion of Kutak Rock LLP
8.1	Opinion of Kutak Rock LLP as to Certain Tax Matters
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Katz, Sapper & Miller, LLP
23.3	Consent of Katz, Sapper & Miller, LLP
23.4	Consent of Kutak Rock LLP (included in Exhibits 5.1 and 8.1).
24.1	Powers of Attorney (included on page II-4 of this Registration Statement).
99.1	Form of Instruction for Use of America First Tax Exempt Investors, L.P. Subscription Rights Certificates
99.2	Form of Letter to Record Holders of BUCs
99.3	Form of Letter to Nominee Holders of BUCs Whose Clients are Beneficial Holders
99.4	Form of Letter to Clients of Nominee Holders
99.5	Form of Beneficial Owner Election

Item 17. Undertakings.

(a)   The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)   The undersigned Registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Omaha, Nebraska, on the 21st day of October, 2008.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

By America First Capital Associates Limited Partnership Two, General Partner of the Registrant

By The Burlington Capital Group LLC, the General Partner of America First Capital Associates Limited Partnership Two

By: /s/ Lisa Y. Roskens
       Lisa Y. Roskens, Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes Lisa Y. Roskens and Michael Draper, or either of them, as attorney-in-fact, to sign on his or her behalf, individually and in each capacity stated below, any amendment, including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Date:	October 21, 2008	By: /s/ Michael B. Yanney Michael B. Yanney, Chairman Emeritus
Date:	October 21, 2008	By: /s/ Lisa Y. Roskens Lisa Y. Roskens, President, Chief Executive Officer and Chairman of the Board (principal executive officer)
Date:	October 21, 2008	By: /s/ Michael Draper Michael Draper, Chief Financial Officer (principal financial officer)
Date:	October 21, 2008	By: /s/ Patrick J. Jung Patrick J. Jung, Manager
Date:	October 21, 2008	By: /s/ George H. Krauss George H. Krauss, Manager
Date:	October 21, 2008	By: /s/ Gail Walling Yanney Gail Walling Yanney, Manager
Date:	October 21, 2008	By: /s/ Mariann Byerwalter Mariann Byerwalter, Manager
Date:	October 21, 2008	By: /s/ Martin M. Massengale Martin M. Massengale, Manager
Date:	October 21, 2008	By: /s/ Clayton Yeutter Clayton Yeutter, Manager
Date:	October 21, 2008	By: /s/ William S. Carter William S. Carter, Manager

EXHIBIT 4.2

RIGHTS CERTIFICATE #:   **NUMBER OF RIGHTS:**

THE TERMS AND CONDITIONS OF THE RIGHTS OFFERING ARE SET FORTH IN THE COMPANY'S PROSPECTUS
DATED [_____], 2008 (THE "PROSPECTUS") AND ARE INCORPORATED HEREIN BY REFERENCE.. ADDITIONAL COPIES OF
THE PROSPECTUS ARE AVAILABLE UPON REQUEST FROM GEORGESON SHAREHOLDER SERVICES, THE INFORMATION AGENT.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
a Delaware limited partnership

NON-TRANSFERABLE SUBSCRIPTION RIGHTS CERTIFICATE

Evidencing Non-Transferable Subscription Rights to Purchase Beneficial Unit Certificates ("BUCs") of America First Tax Exempt Investors, L.P.

Subscription Price: $ [___] per BUC

**THE SUBSCRIPTION RIGHTS WILL EXPIRE IF NOT EXERCISED ON OR BEFORE 5:00 P.M., EASTERN TIME,
ON [_____ __], 2008, UNLESS EXTENDED BY THE COMPANY'S GENERAL PARTNER**

**REGISTERED
OWNER:**

THIS CERTIFIES THAT the registered owner whose name is inscribed hereon is the owner of the number of non-transferable subscription rights ("Rights") set forth above. Each Right entitles the holder thereof to subscribe for and purchase one Beneficial Unit Certificate ("BUC") representing an assigned limited partner interest in America First Tax Exempt Investors, L.P., a Delaware limited partnership, at a subscription price of $____ per BUC (the "Basic Subscription Privilege"), pursuant to a rights offering (the "Rights Offering"), on the terms and subject to the conditions set forth in the Prospectus and the "Instructions for Use of America First Tax Exempt Investors, L.P. Subscription Rights Certificates" accompanying this Subscription Rights Certificate. If any BUCs available for purchase in the Rights Offering are not purchased by other holders of Rights pursuant to the exercise of their Basic Subscription Privilege in full, the owner of this Subscription Rights Certificate may subscribe for a number of excess BUCs pursuant to the terms and conditions of the Rights Offering, subject to proration, as described in the Prospectus (the "Over-Subscription Privilege"). The Rights represented by this Subscription Rights Certificate may be exercised by completing Form 1 and any other appropriate forms on the reverse side hereof and by delivering the full payment of the subscription price for each BUC in accordance with the "Instructions for Use of America First Tax Exempt Investors, L.P. Subscription Rights Certificates" that accompany this Subscription Rights Certificate.

This Subscription Rights Certificate is not valid unless countersigned by the subscription agent and registered by the registrar.

Witness the signatures of the duly authorized officers of The Burlington Capital Group, LLC, acting in its capacity of the general partner of the general partner of the Company.

Dated: , 2008

_____
Lisa Y. Roskens, President and Chief Executive Officer

_____
Michael J. Draper, Secretary

By:
COUNTERSIGNED AND REGISTERED:
AMERICAN STOCK TRANSFER & TRUST COMPANY,
(New York, N. Y.)
TRANSFER AGENT
AND REGISTRAR
AUTHORIZED SIGNATURE

DELIVERY OPTIONS FOR SUBSCRIPTION RIGHTS CERTIFICATE

Delivery other than in the manner or to the addresses listed below will not constitute valid delivery.

If delivering by mail:	If delivering by hand or courier:
American Stock Transfer & Trust Company [Operations Center Attn: Reorganization Department P.O. Box 2042 New York, NY 10272-2042]	American Stock Transfer & Trust Company [Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219]

PLEASE PRINT ALL INFORMATION CLEARLY AND LEGIBLY.

SECTION 1-EXERCISE OF SUBSCRIPTION RIGHTS

To subscribe for BUCs pursuant to your Basic Subscription Privilege, please complete lines (a) and (c) and sign under Section 3 below. To subscribe for BUCs pursuant to your Over-Subscription Privilege, please also complete line (b) and sign under Section 3 below.

(a) EXERCISE OF BASIC SUBSCRIPTION PRIVILEGE:

I apply for _____ BUCs X $_____   = $_____
    (no. of new BUCs)   (subscription price)   (amount enclosed)

(b) EXERCISE OF OVER-SUBSCRIPTION PRIVILEGE

If you have exercised your Basic Subscription Privilege in full and wish to subscribe for additional BUCs pursuant to your Over-Subscription Privilege:

I apply for _____ BUCs X $_____   = $_____
    (no. of new BUCs)   (subscription price)   (amount enclosed)

(c) TOTAL AMOUNT OF PAYMENT ENCLOSED = $_____

(d) METHOD OF PAYMENT (CHECK ONE)

☐   Certified or Cashier's check drawn on a U.S. bank or postal or telegraphic money order made payable to "American Stock Transfer & Trust Company, as Subscription Agent."

☐   Wire transfer of immediately available funds directly to the account maintained by American Stock Transfer & Trust Company, as Subscription Agent, for purposes of accepting subscriptions in this Rights Offering at [Sovereign Bank, 551 Fifth Avenue, New York, New York 10176, ABA #231 372 691, Account #303 600 2123].

SECTION 2-SIGNATURE

I acknowledge that I have received the Prospectus for this Rights Offering and I hereby irrevocably subscribe for the number of BUCs indicated above on the terms and conditions specified in the Prospectus.

Signature(s) _____

_____

IMPORTANT: The signature(s) must correspond with the name(s) as printed on the face of this Subscription Rights Certificate in every particular, without alteration or enlargement, or any other change whatsoever.

PLEASE REFER TO THE INSTRUCTIONS FOR USE OF AMERICA FIRST TAX EXEMPT INVESTORS, L.P. SUBSCRIPTION RIGHTS CERTIFICATES

FOR ADDITIONAL ASSISTANCE, YOU MAY CONSULT GEORGESON SHAREHOLDER SERVICES, THE INFORMATION AGENT, AT [(   ) [   ]. BANKS AND BROKERS MAY CALL THE INFORMATION AGENT AT (212) 440-9800.

Exhibit 5.1

KUTAK ROCK LLP
THE OMAHA BUILDING
1650 FARNAM STREET
OMAHA, NEBRASKA 68102-2186
402-346-6000
FACSIMILE 402-346-1148
www.kutakrock.com

October 20, 2008

America First Tax Exempt Investors, L.P.
1004 Farnam Street
Suite 400
Omaha, Nebraska 68102

      Re: Rights Offering

Ladies and Gentlemen:

We have acted as counsel to America First Tax Exempt Investors, L.P., a Delaware limited partnership (the "Company"), in connection with the filing of a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act") relating to the issuance by the Company of non-transferable subscription rights (the "Rights") entitling the holders thereof to purchase up to 3,378,232 Beneficial Unit Certificates representing assigned limited partnership interests in the Company ("BUCs") at the rate of one BUC for each Right, subject to over-subscription privileges described in the Registration Statement. The Rights will be evidenced by a certificate (the "Rights Certificate") filed as an exhibit to the Registration Statement. This opinion is being furnished in accordance with the requirements of Item 16 of Form S-3 and Item 601(b)(5) of Regulation S-K.

In the course of our representation, we have reviewed the Registration Statement, the Agreement of Limited Partnership of the Company (the "Partnership Agreement"), and such other documents and information as we have deemed necessary and have relied on certain representations of officers of the general partner of Company. For purposes of our opinion, we have not made an independent investigation of the facts set forth in such documents or representations, but have relied on the Company's representation that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinion.

In giving this opinion letter we have assumed:

      (i)   the genuineness of all signatures and the authenticity and completeness of all documents submitted to us as originals;

      (ii)   the conformity to originals and the authenticity of all documents supplied to us as certified, photocopied, conformed or facsimile copies and the authenticity and completeness of the originals of any such documents;

      (iii)   the proper, genuine and due execution and delivery of all documents by all parties to them and that there has been no breach of the terms thereof; and

      (iv)   the Registration Statement has become effective under the Act.

Based upon the foregoing and subject to the qualifications set forth above, we are of the opinion that:

      (a)   the issuance of the Rights has been duly authorized and when the Rights are distributed as contemplated by the Prospectus, they will be validly issued; and

      (b)   the issuance and sale of the BUCs upon exercise of the Rights have been duly authorized and, when (i) the holders of the BUCs have complied with the terms of the Rights Certificates in connection with the exercise thereof, and (ii) the BUCs are issued and paid for, the BUCs will be validly issued, fully paid and nonassessable.

We express no opinion herein other than as expressly stated above. This opinion is intended for the exclusive use of the Company in connection with the offering of BUCs under the Registration Statement and it may not be used, circulated, quoted or relied upon for any other purpose without our prior written consent. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise the Company or any other party of any subsequent changes of the matters stated, represented, or assumed herein or any subsequent changes in applicable law.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to this firm under the heading "Legal Matters" in the prospectus which is part of the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act, the rules and regulations of the Securities and Exchange Commission promulgated thereunder, or Item 509 of Regulation S-K.

      Very truly yours,

      /s/ KUTAK ROCK LLP

Exhibit 8.1

KUTAK ROCK LLP
THE OMAHA BUILDING
1650 FARNAM STREET
OMAHA, NEBRASKA 68102-2186
402-346-6000
FACSIMILE 402-346-1148
www.kutakrock.com

October 20, 2008

America First Tax Exempt Investors, L.P.
1004 Farnam Street
Suite 400
Omaha, Nebraska 68102

      Re: Certain Federal Income Tax Consequences

Ladies and Gentlemen:

We have acted as tax counsel to America First Tax Exempt Investors, L.P., a Delaware limited partnership (the "Company"), in connection with the filing of a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended, relating to the issuance by the Company of non-transferable subscription rights (the "Rights") entitling the holders thereof to purchase up to 3,378,232 Beneficial Unit Certificates representing assigned limited partnership interests in the Company (the "BUCs") at the rate of one BUC for each Right, subject to over-subscription privileges described in the Registration Statement. This opinion is being furnished in accordance with the requirements of Item 16 of Form S-3 and Item 601(b)(8) of Regulation S-K.

In the course of our representation, we have reviewed the Registration Statement, the Agreement of Limited Partnership of the Company (the "Partnership Agreement"), and such other documents and information as we have deemed necessary and have relied on certain representations of officers of the general partner of Company. For purposes of our opinion, we have not made an independent investigation of the facts set forth in such documents or representations, but have relied on the Company's representation that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinion.

In rendering our opinion, we have also considered and relied upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder (the "Regulations"), pertinent judicial and administrative authorities and such other authorities as we have considered relevant. It should be noted that such laws, Code, Regulations, judicial decisions, administrative interpretations and other authorities are subject to change at any time and, in some circumstances, with retroactive effect. A change in any of the authorities upon which our opinion is based could preclude us from rendering a similar opinion in the future.

In giving this opinion letter we have assumed:

      (i)   the genuineness of all signatures and the authenticity and completeness of all documents submitted to us as originals;

      (ii)   the conformity to originals and the authenticity of all documents supplied to us as certified, photocopied, conformed or facsimile copies and the authenticity and completeness of the originals of any such documents; and

      (iii)   the proper, genuine and due execution and delivery of all documents by all parties to them and that there has been no breach of the terms thereof.

Based on the foregoing, we are of the opinion that (i) the Company will be treated as a partnership for United States federal income tax purposes and (ii) the holders of BUCs will be subject to tax as partners of the Company for United States federal income tax purposes.

We are also of the opinion that the descriptions of the law contained in the Registration Statement under the caption "U.S. Federal Income Tax Considerations—Income Tax Considerations Relating to the Company and its BUC holders" are correct in all material respects, and the discussion thereunder fairly summarizes the material U.S. federal income tax consequences to a holder of BUCs of the Company.

We express no opinion herein other than as expressly stated above. This opinion is intended for the exclusive use of the Company in connection with the offering of BUCs under the Registration Statement and it may not be used, circulated, quoted or relied upon for any other purpose without our prior written consent. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise the Company or any other party of any subsequent changes of the matters stated, represented, or assumed herein or any subsequent changes in applicable law.

America First Tax Exempt Investors, L.P.
October 20, 2008
KUTAK ROCK LLP

Page 2

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to this firm under the heading "Legal Matters" in the prospectus which is part of the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act, the rules and regulations of the Securities and Exchange Commission promulgated thereunder, or Item 509 of Regulation S-K.

Very truly yours,

/s/ KUTAK ROCK LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 11, 2008 relating to the consolidated financial statements of America First Tax Exempt Investors, L.P. and subsidiaries (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph regarding management's estimates for investments without readily determinable fair values) and our report dated March 11, 2008 relating to the effectiveness of the Company's internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2007, and to the reference to us under the heading "Experts" in the prospectus, which is part of the Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Omaha, Nebraska

October 20, 2008

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated January 28, 2006, and February 2, 2007, relating to the 2005 and 2006 financial statements, respectively, of Woodbridge Apartments of Louisville II, L.P. (which reports express unqualified opinions) appearing in the Annual Report on Form 10-K of America First Tax Exempt Investors, L.P. for the year ended December 31, 2007, and to the reference to us under the heading "Experts" in the prospectus, which is part of the Registration Statement.

/s/ Katz, Sapper & Miller, LLP

Indianapolis, Indiana

October 20, 2008

Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated January 28, 2006, and February 2, 2007, relating to the 2005 and 2006 financial statements, respectively, of Woodbridge Apartments of Bloomington III, L.P. (which reports express unqualified opinions) appearing in the Annual Report on Form 10-K of America First Tax Exempt Investors, L.P. for the year ended December 31, 2007, and to the reference to us under the heading "Experts" in the prospectus, which is part of the Registration Statement.

/s/ Katz, Sapper & Miller, LLP

Indianapolis, Indiana

October 20, 2008

Exhibit 99.1

INSTRUCTIONS FOR USE OF

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

SUBSCRIPTION RIGHTS CERTIFICATES

These instructions are provided to assist you to exercise your Subscription Right to purchase additional Beneficial Unit Certificates, or BUCs, of America First Tax Exempt Investors, L.P. pursuant to the Rights Offering described in the Prospectus, dated [   ], 2008, that accompanies these instructions. Please follow these instructions carefully.

Before you decide to purchase BUCs in the Rights Offering, please read the Prospectus in its entirety. It contains important information regarding the terms and conditions of the Rights Offering, including a discussion of certain risks associated with purchasing BUCs in the Rights Offering.

I. If you want to purchase BUCs in the Rights Offering, you will need to do the following:

1.   Locate the **Subscription Rights Certificate** included with the Prospectus delivered to you. This is the document you will use to exercise your Subscription Rights. Among other things, the Subscription Rights Certificate shows the number of Subscription Rights that have been issued to you. You can find this number in the top right hand corner of the Subscription Rights Certificate.

2.   Complete the reverse side of your Subscription Rights Certificate in the following manner:

A.   Use Section 1(a) to indicate the number of BUCs you wish to purchase using your "Basic Subscription Privilege." Your Basic Subscription Privilege allows you to purchase one (1) BUC for each Subscription Right issued to you. You also need to calculate the subscription price for these BUCs by multiplying the number of BUCs subscribed for by $[   ] and filling in the amount in Section 1(a).

B.   If you have subscribed for **all** of the BUCs you are entitled to buy under your Basic Subscription Privilege, you may use Section 1 (b) to indicate the number of any BUCs you wish to purchase using your "Oversubscription Privilege." Fill in the largest number of BUCs you desire to purchase using your Oversubscription Privilege. This number may be no larger than the number of BUCs you can purchase under your Basic Subscription Privilege. You also need to calculate the subscription price for these BUCs by multiplying the number of additional BUCs subscribed for by $[   ] and filling in the amount in Section 1(b).

C.   Complete Section 1(c) by showing the total subscription price of all the BUCs for which you subscribed in Section 1(a) and in Section 1(b), if any.

D.   Complete Section 1(d) to indicate the manner in which you will make payment for the BUCs for which you subscribed. Payment must be in U.S. dollars for the full price of all BUCs for which you subscribed under both your Basic Subscription Privilege and your Oversubscription Privilege. You may pay the subscription price in either of the following manners:

·   Certified or Cashier's check drawn on a U.S. bank, or postal or telegraphic money order, made payable to "American Stock Transfer & Trust Company, as Subscription Agent." **Please do not pay with a personal check.**

·   Wire transfer of immediately available funds directly to the account maintained by American Stock Transfer & Trust Company, as Subscription Agent, for purposes of accepting subscriptions in this Rights Offering at:

> JP Morgan Chase
> 55 Water Street
> New York, NY 10005
> ABA # 021000021
> Acct # 323-059953
> Reference: American Stock Transfer FBO America First Tax Exempt Investors L.P.

Please include the number of your Subscription Rights Certificate with your remittance. You can find this number in the top left hand corner of your Subscription Rights Certificate.

NOTE: If your payment does not cover the full amount of BUCs for which you have subscribed under both your Basic Subscription Privilege and your Oversubscription Privilege, or you do not specify how many BUCs you would like to purchase, we will treat your subscription to be for the maximum number of BUCs that can be purchased at the subscription price by your payment. If your payment is larger than necessary to purchase the BUCs for which you have subscribed, we will return any overpayment to you in the mail.

E.   Sign your Subscription Rights Certificate in Section 2. Your signature(s) must correspond with the name(s) as printed on the face of your Subscription Rights Certificate in every particular, without alteration or enlargement, or any other change whatsoever.

3. Deliver your Subscription Rights Certificate and payment to the Subscription Agent for the Rights Offering, American Stock Transfer & Trust Company, in either of the following manners so that it arrives **not later than 5:00 p.m., Eastern Time, on [date], 2008**:

By Mail:	**By Overnight Courier or by Hand:**
American Stock Transfer & Trust Company	American Stock Transfer & Trust Company
Operations Center	Operations Center
Attn: Reorganization Department	Attn: Reorganization Department
P.O. Box 2042	6201 15th Avenue
New York, New York 10272-2042	Brooklyn, New York 11219

A self-addressed envelope is included for this purpose. **Delivery to any address or by a method other than those set forth above will not constitute valid delivery. Any Subscription Rights Certificate received after the deadline set forth above (even if it is mailed prior to the deadline) will not be accepted unless our general partner extends the deadline in its sole discretion.** Because of this, we recommend that if you mail your Subscription Rights Certificate and payment, you use registered mail, properly insured, with return receipt requested and that you mail it far enough in advance to assure timely delivery to the Subscription Agent.

Include your payment with your Subscription Rights Certificate, unless you make payment via wire transfer.

YOU ARE RESPONSIBLE FOR THE METHOD OF DELIVERY OF YOUR SUBSCRIPTION RIGHTS CERTIFICATE WITH YOUR SUBSCRIPTION PRICE PAYMENT TO THE SUBSCRIPTION AGENT.

Once you deliver your Subscription Rights Certificate and payment to the Subscription Agent it will be irrevocable. You will not be allowed to withdraw or terminate your subscription.

II. Nominee Holders.

Banks, brokers, and other nominee holders of Subscription Rights who are acting on behalf of the beneficial owners of these Subscription Rights are required in connection with the exercise of the Oversubscription Privilege to certify to the Subscription Agent and the Company as to (i) the aggregate number of Subscription Rights that have been exercised pursuant to the Basic Subscription Privilege, (ii) whether the Subscription Rights exercised pursuant to the Basic Subscription Privilege on behalf of each beneficial holder for which they are acting has been exercised in full and (iii) the number of BUCs that are being subscribed for pursuant to the Oversubscription Privilege, by each beneficial owner of the Subscription Rights (including such nominee itself) on whose behalf such nominee holder is acting.

III. If you do not wish to purchase BUCs in the Rights Offering.

You do not need to take any action. However, please note, that your Subscription Rights are not transferable (except by operation of law such as to the estate of a recipient upon the recipient's death) and may not be sold by you to any other party. If you do not exercise your Subscription Rights they will expire at **5:00 p.m., Eastern Time, on [date], 2008**, unless our general partner extends the deadline for exercising Subscription Rights.

IV. Issuance of BUCs and Return of Excess Cash.

Immediately after the Rights Offering closes, and all Subscription Rights have been processed, we will issue BUCs to the persons who subscribed for BUCs in the Rights Offering. You will be credited with ownership of all BUCs you subscribed for under your Basic Subscription Privilege and your pro rata share of BUCs you subscribed for under your Oversubscription Privilege. This pro rata amount will depend on (i) the number of BUCs for which other BUC holders did not fully exercise their Basic Subscription Privilege and (ii) the number of BUCs for which we received valid subscriptions by all BUC holders exercising their Oversubscription Privilege. If you are issued fewer BUCs than the total you subscribed for under your Oversubscription Privilege, we will return to you any money that you sent us in excess of what was necessary to make your purchase of BUCs. No interest will be paid to you on these funds, however.

If you have any questions, need help, or need additional documents, please contact our Information Agent, Georgeson Shareholder Services at:

Banks and brokers please call: (212) 440-9800

All others call toll free: [(   )   ]

Exhibit 99.2

FORM OF LETTER TO RECORD HOLDERS OF BUCS

3,378,232 Beneficial Unit Certificates

Representing Assigned Limited Partnership Interests of

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

Offered Pursuant to Subscription Rights

Distributed to Holders of Record of Beneficial Unit Certificates as of

[   ], 2008

[   ], 2008

Dear Investor:

As a record holder of Beneficial Unit Certificates, or BUCs, representing assigned limited partnership interests in America First Tax Exempt Investors, L.P. (the "Company") as of [   ], 2008, you are entitled to purchase additional BUCs at a subscription price of $[   ] per BUC through the exercise of the Subscription Rights that are being delivered to you by this letter. You have been issued one Subscription Right for every four BUCs that you owned of record on that record date. As more fully described in the accompanying Prospectus, each Subscription Right allows you to purchase one BUC at the subscription price pursuant to your "Basic Subscription Privilege." You may also subscribe for additional BUCs through the "Over-Subscription Privilege."

All of this is described in more detail in the accompanying Prospectus and the "Instructions for Use of America First Tax Exempt Investors, L.P. Subscription Rights Certificates" that are enclosed with this letter. We urge you to review these materials carefully before making a decision to purchase additional BUCs in this Rights Offering. If you wish to take advantage of this opportunity to purchase BUCs directly from the Company, you must complete your subscription documents and deliver them along with you subscription payment so that they are received by American Stock Transfer & Trust Company, which is acting as our Subscription Agent for this Rights Offer, **not later 5:00 p.m., Eastern Time, on [   ], 2008**, in accordance with the enclosed Instructions. Once delivered, your subscription may not be revoked or terminated by you.

You are not required to exercise your Subscription Rights. If you do not wish to exercise your Subscription Rights to purchase BUCs, you do not need to take any action at this time. If you fail to exercise your Subscription Rights, they will expire at the deadline for their exercise, unless our general partner extends the deadline for exercising Subscription Rights. With limited exceptions, the Subscription Rights are non-transferable and may only be exercised by you.

The following documents are enclosed with this letter:

(a)   Prospectus, dated [   ], 2008, which contains a full description of this Rights Offering, including answers to many common questions and a discussion of certain risks associated with purchasing additional BUCs through this Rights Offering;

(b)   Your "Subscription Rights Certificate" which shows the number of Subscription Rights that have been issued to you and which must be completed and returned to exercise your Subscription Rights;

(c)   Instructions for Use of America First Tax Exempt Investors, L.P. Subscription Rights Certificates, which is designed to help you exercise your Subscription Rights if you wish to do so; and

(d)   A self-addressed envelope that you should use to return your Subscription Rights Certificate and payment to American Stock Transfer & Trust Company, the Subscription Agent, if you decide to exercise your Subscription Rights.

Additional copies of the enclosed materials may be obtained from Georgeson Shareholder Services, who we have retained as the Information Agent for this Rights Offering. The Information Agent can also assist you with any questions that you may have about the Rights Offering. You may contact the Information Agent's toll-free telephone number at [(   ) [   ]. Banks and brokers please call the Information Agent at (212) 440-9800.

In addition, if you prefer to have your stock broker, bank, trust company or other nominee exercise your Subscription Rights on your behalf, you may contact them directly. Any commissions, fees, and other expenses (including brokerage commissions and transfer taxes) charged by your broker, bank, trust company or other nominee in connection with the exercise of the Subscription Rights will be payable solely by you.

Thank you for your consideration of this opportunity.

Very truly yours,

America First Tax Exempt Investors, L.P.

Exhibit 99.3

FORM OF LETTER TO NOMINEE HOLDERS OF BUCS

WHOSE CLIENTS ARE BENEFICIAL HOLDERS

3,378,232 Beneficial Unit Certificates

Representing Assigned Limited Partnership Interests of

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

Offered Pursuant to Subscription Rights

Distributed to Holders of Record of Beneficial Unit Certificates as of

[   ], 2008

[   ], 2008

To Securities Dealers, Commercial Banks,

Trust Companies, and Other Nominees:

As a record holder of Beneficial Unit Certificates, or BUCs, representing assigned limited partnership interests in America First Tax Exempt Investors, L.P. (the "Company") as of [   ], 2008, you are entitled to purchase additional BUCs at a subscription price of $[   ] per BUC through the exercise of the Subscription Rights that are being delivered to you by this letter. One Subscription Right has been issued in your name for every four BUCs that you owned of record on that record date. The Subscription Rights are evidenced by the enclosed Subscription Rights Certificate issued in your name or the name of your nominee.

We are asking all securities dealers, commercial banks, trust companies and other persons who may hold BUCs as nominee for the beneficial owners of BUCs, to please take prompt action to notify their beneficial owners of this Rights Offering and to request instructions from them as to whether they wish you to elect to subscribe for any BUCs in this Rights Offering. We have enclosed a form of letter that can be used to notify beneficial owners of BUCs of this Rights Offering and of the procedures and deadlines that they must follow to exercise their Subscription Rights through you.

Your prompt action is requested. To exercise Subscription Rights, the subscription documents must be completed in accordance with the enclosed Instructions and delivered along with the full amount of the subscription payment so that they are received by American Stock Transfer & Trust Company, who is acting as our Subscription Agent for this Rights Offer, **not later 5:00 p.m., Eastern Time, on [   ], 2008.** Rights not exercised prior to this time will expire at the deadline for their exercise, unless our general partner extends the deadline for exercising Subscription Rights. With limited exceptions, the Subscription Rights are non-transferable and may only be exercised by the record holder thereof.

Each Subscription Right allows the holder to purchase one BUC at the subscription price pursuant to the "Basic Subscription Privilege." Holders may also subscribe for additional BUCs through the "Over-Subscription Privilege" if the holder has exercised its Basic Subscription Privilege in full. Nominee holders will be allowed to exercise the Over-Subscription Privilege on behalf of any beneficial owner that instructs the nominee holder to exercise the Basic Subscription Privilege in full with respect to such beneficial owner's Subscription Rights. If you exercise the Over-Subscription Privilege on behalf of any beneficial owner of Subscription Rights, you will be required to certify to the Company and our Subscription Agent, as to (i) the aggregate number of Subscription Rights that have been exercised pursuant to the Basic Subscription Privilege, (ii) whether the Basic Subscription Privilege of each beneficial owner of Subscription Rights you represent has subscribed for all of the BUCs they were entitled to buy under their Basic Subscription Privilege, and (iii) the number of BUCs being subscribed for pursuant to the Over-Subscription Privilege by each beneficial owner of Rights you represent.

Each Subscription Right allows the holder to purchase one BUC at the subscription price pursuant to the "Basic Subscription Privilege." Holders may also subscribe for additional BUCs through the "Over-Subscription Privilege" if the holder has exercised its Basic Subscription Privilege in full. Nominee holders will be allowed to exercise the Over-Subscription Privilege on behalf of any beneficial owner that instructs the nominee holder to exercise the Basic Subscription Privilege in full with respect to such beneficial owner's Subscription Rights. If you exercise the Over-Subscription Privilege on behalf of any beneficial owner of Subscription Rights, you will be required to certify to the Company and our Subscription Agent, as to (i) the aggregate number of Subscription Rights that have been exercised pursuant to the Basic Subscription Privilege, (ii) whether the Basic Subscription Privilege of each beneficial owner of Subscription Rights you represent has subscribed for all of the BUCs they were entitled to buy under their Basic Subscription Privilege, and (iii) the number of BUCs being subscribed for pursuant to the Over-Subscription Privilege by each beneficial owner of Rights you represent.

The following documents are enclosed with this letter:

(a)   Prospectus, dated [   ], 2008, which contains a full description of this Rights Offering, including answers to many common questions and a discussion of certain risks associated with purchasing additional BUCs through this Rights Offering; and

(b)   a form of a Letter to Clients of Nominee Holders that may be sent by you to your clients for whose accounts you hold BUCs registered in your name or the name of your nominee, with an attached form of Beneficial Owner Election that they will use to instruct you regarding their desire to have Subscription Rights exercised on their behalf by you;

Additional copies of the enclosed materials may be obtained from Georgeson Shareholder Services, who we have retained as the Information Agent for this Rights Offering. The Information Agent can also assist you with any questions that you may have about the Rights Offering. You may contact the Information Agent's toll-free telephone number at (212) 440-9800.

Any commissions, fees, and other expenses (including brokerage commissions and transfer taxes) charged by you in connection with the exercise of the Subscription Rights will be payable solely by your clients. The Company is not responsible for the payment of these expenses.

Thank you for your assistance.

Very truly yours,

America First Tax Exempt Investors, L.P..

NOTHING IN THIS LETTER, THE PROSPECTUS OR IN ANY OF THE OTHER ENCLOSED MATERIAL SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF AMERICA FIRST TAX EXEMPT INVESTORS, L.P., THE SUBSCRIPTION AGENT, THE INFORMATION AGENT, OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE SUBSCRIPTION RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE PROSPECTUS.

Exhibit 99.4

FORM OF LETTER TO CLIENTS OF NOMINEE HOLDERS

3,378,232 Beneficial Unit Certificates

Representing Assigned Limited Partnership Interests of

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

Offered Pursuant to Subscription Rights

Distributed to Holders of Record of Beneficial Unit Certificates as of

[   ], 2008

[   ], 2008

To Our Clients:

America First Tax Exempt Investors, L.P. (the "Company") is offering additional Beneficial Unit Certificates, or BUCs, representing assigned limited partnership interests in the Company to persons who owned BUCs of record as of [   ], 2008 in a transaction known as a "Rights Offering." Because we are the record owner of BUCs that you beneficially owned on that record date, we have been asked by the Company to provide the following documents to you in connection with this Rights Offering.

        (a)   Prospectus, dated [   ], 2008, which contains information about the offering of additional BUCs made pursuant to this Rights Offering, including answers to many common questions and a discussion of certain risks associated with purchasing additional BUCs through this Rights Offering; and

        (b)   A Beneficial Owner Election that you will need to use to instruct us to exercise Subscription Rights on your behalf if you wish to purchase additional BUCs in the Rights Offering; and

As explained in the enclosed Prospectus, the holders of record of BUCs on the record date are entitled to purchase additional BUCs at a subscription price of $[   ] per BUC through the exercise of Subscription Rights that have been issued to them by the Company. As the record holder of BUCs, the Company has issued one Subscription Right in our name for every four BUCs that we owned of record on that record date.

We are writing to you to request your instructions as to whether we should exercise this Subscription Right on your behalf. Unless we hear from you, we will not exercise the Subscription Rights relating to the BUCs that you own beneficially. As more fully described in the accompanying Prospectus and the instructions to the Beneficial Owner Election, each Subscription Right allows you to purchase one BUC at the subscription price pursuant to your "Basic Subscription Privilege." You may also subscribe for additional BUCs at the same subscription price through your "Over-Subscription Privilege" if you instruct us to purchase every BUC that you are entitled to purchase under your Basic Subscription Privilege. All of this is described in more detail in the accompanying Prospectus and other material enclosed with this letter. We urge you to review these materials carefully before making a decision to instruct us to purchase additional BUCs on your behalf.

If you wish to take advantage of this opportunity to purchase BUCs directly from the Company, you must complete the enclosed "Beneficial Owner Election" to reflect your instructions and forward it to us along with your payment in the enclosed envelope as promptly as possible. In order to permit us to exercise Subscription Rights on your behalf in accordance with the provisions of the Rights Offering, we must submit the subscription documents and subscription payments so that they are received by American Stock Transfer & Trust Company, the Company's Subscription Agent for this Rights Offer, not later 5:00 p.m., Eastern Time, on [   ], 2008. If we do not receive your instructions in time to allow us to exercise your Subscription Rights by this deadline, your Subscription Rights will expire at that time, unless the Company's general partner extends the deadline. **We recommend that you return your Beneficial Owner Election and payment so that it is received by us not later than [last business day prior to scheduled expiration date], 2008.**

Alternatively, if you wish to exercise your Subscription Rights directly, rather than through us, please contact us immediately and we will arrange to have a separate Subscription Rights Certificate issued directly to you along with the accompanying instructions.

You are not required to exercise your Subscription Rights. If you do not want us to exercise your Subscription Rights to purchase BUCs, you do not need to take any action at this time. You should note that, with limited exceptions, the Subscription Rights are non-transferable and may only be exercised by us on your behalf. Once we have delivered subscription documents on your behalf, your subscription may not be revoked or terminated by either us or you.

Georgeson Shareholder Services, who serves as the Company's Information Agent for this Rights Offering can assist you with any questions that you may have about the Rights Offering. You may contact the Information Agent's toll-free telephone number at [(   ) [   ].

BENEFICIAL OWNER ELECTION

Number of Subscription Rights:

  The undersigned acknowledges receipt of your letter and the accompanying materials referred to in the letter relating to the offering of Beneficial Unit Certificates, or BUCs, by America First Tax Exempt Investors, L.P. (the "Company") as described in its Prospectus, dated [   ], 2008.

I/we acknowledge that in order to effectively exercise my/our Subscription Rights through you, I/we must send a completed copy of this Beneficial Owner Election so that it is actually received by you by 5:00 p.m., Eastern Time, on [_____ __], 2008, the last business day prior to the scheduled expiration date of the Rights Offering of [_____ __], 2008 (which may be extended by the Company in its sole discretion).

  These are my instructions to you regarding whether to exercise Rights to purchase the Company's BUCs under the Rights Offering subject to the conditions set forth in the Prospectus and the related "Instructions for Use of America First Tax Exempt Investors, L.P. Subscription Rights Certificates."

  Box 1. ❑   Please EXERCISE MY SUBSCRIPTION RIGHTS for BUCs as set forth below.

		Number of BUCs	Per BUC Subscription Price	Payment
A	Basic Subscription Privilege:	_____ X	$[ ] =	$
B	Over-Subscription Privilege:	_____ X	$[ ] =	$
C	Total Payment Required (sum of Payments in Line A and Line B)			$

  Box 2. ❑ Payment in the following amount is enclosed $_____

  Box 3. ❑ Please deduct Total payment from the following account maintained by you as follows:

_____   _____

Type of Account   Account No.

Amount to be deducted: $_____

_____   _____

Print Name   Signature

_____   _____

Print Name   Signature

Date: _____, 2008

Instructions for Completion of Beneficial Owner Election:

IF YOU WISH TO EXERCISE YOUR SUBSCRIPTION RIGHTS, complete the Beneficial Owner Election in the following manner:

1.   Mark BOX 1

2.   Complete the table following BOX 1 as follows:

   (i)   Use Line A to indicate the number of BUCs you wish to purchase using your "Basic Subscription Privilege." Your Basic Subscription Privilege allows you to purchase one (1) BUC for each Subscription Right issued to you. The number of Subscription Rights that you own is indicated on your Beneficial Owner Form. You also need to calculate the subscription price for these BUCs by multiplying the number of BUCs subscribed for by $[   ] and filling in the amount in Line A.

   (ii)   If you have subscribed for **all** of the BUCs you are entitled to buy under your Basic Subscription Privilege, you may use Line B to indicate the number of any BUCs you wish to purchase using your "Over-Subscription Privilege." Fill in the largest number of BUCs you desire to purchase using your Over-Subscription Privilege. This number may be no larger than the number of BUCs you can purchase under your Basic Subscription Privilege. You also need to calculate the subscription price for these BUCs by multiplying the number of additional BUCs subscribed for by $[   ] and filling in the amount in Line B.

   (iii)   Complete Line C by showing the total subscription price of all the BUCs for which you subscribed in Line A and Line B, if any.

3. Mark BOX 2 if you are paying the subscription price in cash. All payments must made by a Certified or Cashier's check drawn on a U.S. bank for the full price of all BUCs being purchased by you under both your Basic Subscription Privilege and your Over-Subscription Privilege.

4. Mark BOX 3 if you want us to deduct the payment from your account. Please complete your account information.

MARK BOTH BOX 2 and BOX 3 IF YOU ARE PLANNING TO PAY PARTIALLY IN CASH AND PARTIALLY WITH A DEBIT TO YOUR ACCOUNT. CLEARLY INDICATE HOW MUCH OF THE SUBSCRIPTION PRICE YOU ARE PAYING BY EACH METHOD.

NOTE: If your payment does not cover the full amount of BUCs for which you have subscribed under both your Basic Subscription Privilege and your Over-Subscription Privilege, or you do not specify how many BUCs you would like to purchase, we will treat your instructions to be for the maximum number of BUCs that can be purchased at the subscription price by your payment. If your payment is larger than necessary to purchase the BUCs for which you have subscribed, we will credit any overpayment to your account.

5. Sign your Beneficial Election Form.

6. Deliver your Beneficial Election and payment to us **not later than 5:00 p.m., Eastern Time, on [at least one business day prior to scheduled expiration date], 2008.**

Exhibit 99.5

BENEFICIAL OWNER ELECTION

Number of Subscription Rights:

The undersigned acknowledges receipt of your letter and the accompanying materials referred to in the letter relating to the offering of Beneficial Unit Certificates, or BUCs, by America First Tax Exempt Investors, L.P. (the "Company") as described in its Prospectus, dated [   ], 2008.

I/we acknowledge that in order to effectively exercise my/our Subscription Rights through you, I/we must send a completed copy of this Beneficial Owner Election so that it is actually received by you by 5:00 p.m., Eastern Time, on [_____ __], 2008, the last business day prior to the scheduled expiration date of the Rights Offering of [_____ __], 2008 (which may be extended by the Company in its sole discretion).

These are my instructions to you regarding whether to exercise Rights to purchase the Company's BUCs under the Rights Offering subject to the conditions set forth in the Prospectus and the related "Instructions for Use of America First Tax Exempt Investors, L.P. Subscription Rights Certificates."

Box 1. ❑   Please EXERCISE MY SUBSCRIPTION RIGHTS for BUCs as set forth below.

		Number of BUCs		**Per BUC Subscription Price**		**Payment**
A	Basic Subscription Privilege:	_____	X	$[ ] =		$
B	Over-Subscription Privilege:	_____	X	$[ ] =		$
C	Total Payment Required (sum of Payments in Line A and Line B)					$

Box 2. ❑ Payment in the following amount is enclosed $_____

Box 3. ❑ Please deduct Total payment from the following account maintained by you as follows:

_____   _____
Type of Account   Account No.

Amount to be deducted: $_____

_____   _____
Print Name   Signature

_____   _____
Print Name   Signature

Date: _____, 2008

Instructions for Completion of Beneficial Owner Election:

IF YOU WISH TO EXERCISE YOUR SUBSCRIPTION RIGHTS, complete the Beneficial Owner Election in the following manner:

1.   Mark BOX 1

2.   Complete the table following BOX 1 as follows:

        (i)   Use Line A to indicate the number of BUCs you wish to purchase using your "Basic Subscription Privilege." Your Basic Subscription Privilege allows you to purchase one (1) BUC for each Subscription Right issued to you. The number of Subscription Rights that you own is indicated on your Beneficial Owner Form. You also need to calculate the subscription price for these BUCs by multiplying the number of BUCs subscribed for by $[   ] and filling in the amount in Line A.

        (ii)   If you have subscribed for **all** of the BUCs you are entitled to buy under your Basic Subscription Privilege, you may use Line B to indicate the number of any BUCs you wish to purchase using your "Over-Subscription Privilege." Fill in the largest number of BUCs you desire to purchase using your Over-Subscription Privilege. This number may be no larger than the number of BUCs you can purchase under your Basic Subscription Privilege. You also need to calculate the subscription price for these BUCs by multiplying the number of additional BUCs subscribed for by $[   ] and filling in the amount in Line B.

        (iii)   Complete Line C by showing the total subscription price of all the BUCs for which you subscribed in Line A and Line B, if any.

3. Mark BOX 2 if you are paying the subscription price in cash. All payments must made by a Certified or Cashier's check drawn on a U.S. bank for the full price of all BUCs being purchased by you under both your Basic Subscription Privilege and your Over-Subscription Privilege.

4. Mark BOX 3 if you want us to deduct the payment from your account. Please complete your account information.

MARK BOTH BOX 2 and BOX 3 IF YOU ARE PLANNING TO PAY PARTIALLY IN CASH AND PARTIALLY WITH A DEBIT TO YOUR ACCOUNT. CLEARLY INDICATE HOW MUCH OF THE SUBSCRIPTION PRICE YOU ARE PAYING BY EACH METHOD.

NOTE: If your payment does not cover the full amount of BUCs for which you have subscribed under both your Basic Subscription Privilege and your Over-Subscription Privilege, or you do not specify how many BUCs you would like to purchase, we will treat your instructions to be for the maximum number of BUCs that can be purchased at the subscription price by your payment. If your payment is larger than necessary to purchase the BUCs for which you have subscribed, we will credit any overpayment to your account.

5. Sign your Beneficial Election Form.

6. Deliver your Beneficial Election and payment to us **not later than 5:00 p.m., Eastern Time, on [at least one business day prior to scheduled expiration date], 2008.**